UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2020
Commission file number 1- 33198

_________________________
ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2020

ITEM 1 - FINANCIAL STATEMENTS
ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenues (notes 5 and 8)	304,463	319,774	616,864	656,411
Voyage expenses	(27,945)	(32,624)	(66,715)	(66,690)
Vessel operating expenses (note 8)	(119,393)	(118,718)	(224,725)	(219,937)
Time-charter hire expenses	(8,377)	(10,619)	(20,852)	(23,072)
Depreciation and amortization	(76,228)	(88,666)	(154,729)	(178,132)
General and administrative (notes 8 and 13)	(17,638)	(17,212)	(37,436)	(34,204)
(Write-down) and (loss) gain on sale of vessels (notes 3 and 16)	(12,115)	11,756	(168,407)	11,756
Goodwill impairment (note 18)	—	—	(2,032)	—
Restructuring charge (note 15)	(4,281)	—	(5,181)	—
Operating income (loss)	38,486	63,691	(63,213)	146,132

Interest expense (notes 6, 8 and 9)	(46,172)	(51,443)	(94,641)	(103,857)
Interest income	43	1,253	710	2,323
Realized and unrealized loss on derivative instruments (note 9)	(15,194)	(40,839)	(106,117)	(72,229)
Equity income	7,340	2,388	2,196	3,274
Foreign currency exchange (loss) gain (note 9)	(1,044)	1,789	(4,599)	1,221
Other income (expense) - net	145	(1,640)	(183)	(1,994)
Loss before income tax expense	(16,396)	(24,801)	(265,847)	(25,130)
Income tax recovery (expense) (note 10)	234	(3,178)	(4,131)	(5,447)
Net loss	(16,162)	(27,979)	(269,978)	(30,577)

Non-controlling interests in net loss	(610)	1	(11,635)	286
Preferred unitholders' interest in net loss (note 12)	8,038	8,038	16,076	16,076
General Partner’s interest in net loss	(179)	(274)	(2,082)	(357)
Limited partners' interest in net loss	(23,411)	(35,744)	(272,337)	(46,582)
Limited partners' interest in net loss per common unit
'- basic (note 12)	(0.06)	(0.09)	(0.66)	(0.11)
'- diluted (note 12)	(0.06)	(0.09)	(0.66)	(0.11)
Weighted-average number of common units outstanding
- basic	411,148,991	410,595,551	411,148,991	410,469,820
- diluted	411,148,991	410,595,551	411,148,991	410,469,820
Related party transactions (note 8)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Net loss	(16,162)	(27,979)	(269,978)	(30,577)
Other comprehensive loss
Amounts reclassified from accumulated other comprehensive __loss
To interest expense:
Realized gain on qualifying cash flow hedging instruments (note 9)	(208)	(164)	(416)	(297)
To equity income:
Realized gain on qualifying cash flow hedging instruments	(259)	(131)	(514)	(172)
Other comprehensive loss	(467)	(295)	(930)	(469)
Comprehensive loss	(16,629)	(28,274)	(270,908)	(31,046)
Non-controlling interests in comprehensive loss	(610)	1	(11,635)	286
Preferred unitholders' interest in comprehensive loss	8,038	8,038	16,076	16,076
General and limited partners' interest in comprehensive loss	(24,057)	(36,313)	(275,349)	(47,408)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at June 30,	As at December 31,
	2020	2019
	$	$
ASSETS
Current
Cash and cash equivalents	241,098	199,388
Restricted cash (note 17)	20,789	17,798
Accounts receivable, including non-trade of $34,573 (December 31, 2019 - $34,468)	220,586	204,020
Vessels held for sale (notes 3 and 16)	8,385	15,374
Prepaid expenses	26,572	29,887
Other current assets (notes 3b, 5 and 9)	17,335	7,467
Total current assets	534,765	473,934
Restricted cash - long-term (note 17)	20,000	89,070
Vessels and equipment
At cost, less accumulated depreciation of $1,268,411 (December 31, 2019 - $1,666,582)	3,444,178	3,511,758
Advances on newbuilding contracts (note 11c)	198,024	257,017
Investment in equity accounted joint ventures (note 14)	217,971	234,627
Deferred tax asset	4,572	7,000
Other assets (notes 3b, 5, 7 and 9)	219,842	220,716
Goodwill	127,113	129,145
Total assets	4,766,465	4,923,267
LIABILITIES AND EQUITY
Current
Accounts payable (note 11)	65,420	56,699
Accrued liabilities (notes 9 and 13)	170,049	140,976
Deferred revenues (note 5)	71,529	53,728
Due to related parties (notes 8c and 8d)	125,000	20,000
Current portion of derivative instruments (note 9)	177,999	18,956
Current portion of long-term debt (note 6)	346,173	353,238
Other current liabilities (notes 3 and 7)	16,084	14,793
Total current liabilities	972,254	658,390
Long-term debt (note 6)	2,751,705	2,825,712
Derivative instruments (note 9)	56,551	143,222
Other long-term liabilities (notes 3, 5, 7, 10 and 11)	206,032	223,877
Total liabilities	3,986,542	3,851,201
Commitments and contingencies (notes 6, 7, 9 and 11)
Equity
Limited partners - common units (nil and 411.1 million units issued and outstanding at June 30, 2020 __and December 31, 2019, respectively) (notes 12 and 13)	—	505,394
Limited partners - Class A common units (5.2 million and nil units issued and outstanding at June 30, __2020 and December 31, 2019, respectively) (notes 12 and 13)	4,617	—
Limited partners - Class B common units (405.9 million and nil units issued and outstanding at June __30, 2020 and December 31, 2019) (notes 12 and 13)	359,253	—
Limited partners - preferred units (15.8 million units issued and outstanding at June 30, 2020 and __December 31, 2019)	384,274	384,274
General Partner	11,085	12,164
Warrants (note 12)	—	132,225
Accumulated other comprehensive income	3,480	4,410
Non-controlling interests	17,214	33,599
Total equity	779,923	1,072,066
Total liabilities and total equity	4,766,465	4,923,267
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2020	2019
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(269,978)	(30,577)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss on derivative instruments (note 9)	71,359	63,468
Equity income, net of dividends received of $20,534 (2019 - $3,824)	18,338	550
Depreciation and amortization	154,729	178,132
Write-down and loss (gain) on sale of vessels (note 16)	168,407	(11,756)
Goodwill impairment (note 18)	2,032	—
Deferred income tax expense (note 10)	530	2,351
Amortization of in-process revenue contract	—	(15,062)
Direct financing lease payments received	1,857	—
Expenditures for dry docking	(3,785)	(10,593)
Other	6,647	(19,415)
Change in non-cash working capital items related to operating activities	8,416	30,148
Net operating cash flow	158,552	187,246
FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	72,015	148,480
Scheduled repayments of long-term debt and settlement of related swaps (notes 6 and 9)	(159,869)	(169,214)
Financing issuance costs	(847)	(13,208)
Proceeds from financing related to sales and leaseback of vessels (note 11c)	35,703	—
Proceeds from credit facility due to related parties (note 8d)	105,000	—
Prepayments of credit facility due to related parties	—	(75,000)
Cash distributions paid by the Partnership	(16,076)	(16,075)
Cash distributions paid by subsidiaries to non-controlling interests	(4,750)	(2,583)
Cash contributions paid from non-controlling interests to subsidiaries	—	1,500
Other	—	(864)
Net financing cash flow	31,176	(126,964)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts	(233,391)	(112,849)
Proceeds from sale of vessels and equipment	15,060	33,341
Investment in equity accounted joint ventures	(2,196)	(3,824)
Acquisition of company (net of cash acquired of $6.4 million)	6,430	—
Net investing cash flow	(214,097)	(83,332)
Decrease in cash, cash equivalents and restricted cash	(24,369)	(23,050)
Cash, cash equivalents and restricted cash, beginning of the period	306,256	233,580
Cash, cash equivalents and restricted cash, end of the period	281,887	210,530
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at December 31, 2019	—	—	—	—	411,149	505,394	15,800	384,274	132,225	12,164	4,410	33,599	1,072,066
Exchange of equity instruments __(note 12)	5,217	6,413	405,932	498,981	(411,149)	(505,394)	—	—	—	—	—	—	—
Net loss	—	(3,158)	—	(245,768)	—	—	—	8,038	—	(1,903)	—	(11,025)	(253,816)
Other comprehensive loss (note 9)	—	—	—	—	—	—	—	—	—	—	(463)	—	(463)
Distributions declared:
Preferred units - Series A __($0.4531 per unit)	—	—	—	—	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B __($0.5313 per unit)	—	—	—	—	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E __($0.5547 per unit)	—	—	—	—	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	—	—	—	—	(4,750)	(4,750)
Equity based compensation and __other (note 13)	—	(6)	—	(403)	—	—	—	—	—	—	—	—	(409)
Termination of warrants (note 12)	—	1,665	—	129,557	—	—	—	—	(132,225)	1,003	—	—	—
Balance as at March 31, 2020	5,217	4,914	405,932	382,367	—	—	15,800	384,274	—	11,264	3,947	17,824	804,590
Net loss		(297)		(23,114)				8,038		(179)		(610)	(16,162)
Other comprehensive loss (note 9)	—	—	—	—	—	—	—	—	—	—	(467)	—	(467)
Distributions declared:
Preferred units - Series A __($0.4531 per unit)	—	—	—	—	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B __($0.5313 per unit)	—	—	—	—	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E __($0.5547 per unit)	—	—	—	—	—	—	—	(2,662)	—	—	—	—	(2,662)
Balance as at June 30, 2020	5,217	4,617	405,932	359,253	—	—	15,800	384,274	—	11,085	3,480	17,214	779,923

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at December 31, 2018	410,315	883,090	15,800	384,274	132,225	15,055	7,361	37,119	1,459,124
Net loss	—	(10,838)	—	8,038	—	(83)	—	285	(2,598)
Other comprehensive loss (note 9)	—	—	—	—	—	—	(174)	—	(174)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	(2,251)	(2,251)
Equity based compensation and other (note 13)	86	874	—	—	—	(3)	—	—	871
Balance as at March 31, 2019	410,401	873,126	15,800	384,274	132,225	14,969	7,187	35,153	1,446,934
Net loss	—	(35,744)	—	8,038	—	(274)	—	1	(27,979)
Other comprehensive loss (note 9)	—	—	—	—	—	—	(295)	—	(295)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred units - Series B ($0.5313 per unit)	—	—	—	(2,657)	—	—	—	—	(2,657)
Preferred units - Series E ($0.5547 per unit)	—	—	—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—	—	—	—	—	—	(332)	(332)
Contribution from non-controlling interests	—	—	—	—	—	—	—	1,500	1,500
Equity based compensation and other (note 13)	307	23	—	—	—	1	—	—	24
Balance as at June 30, 2019	410,708	837,405	15,800	384,274	132,225	14,696	6,892	36,322	1,411,814
The accompanying notes are an integral part of the unaudited consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.Basis of Presentation

The unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Altera Infrastructure L.P., which is a limited partnership organized under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership). Unless the context otherwise requires, the terms "we," "us," or "our," as used herein, refer to the Partnership.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2019, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on February 28, 2020. In the opinion of management of the Partnership’s general partner, Altera Infrastructure GP L.L.C. (or the general partner), these unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and to offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

2. Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaced the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 became effective for the Partnership January 1, 2020, with a modified-retrospective approach. The adoption of ASU 2016-13 did not have a material impact on the Partnership's consolidated financial statements. The Partnership will continue to monitor the impact of ASU 2016-13.

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The Partnership is currently evaluating the effect of adopting this new guidance.

In March 2020, the FASB issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of a reference rate reform. The amendments are effective for all entities as of March 12, 2020 through December 31, 2022. The Partnership is currently evaluating the effect of adopting this new guidance.

3. Fair Value Measurements and Financial Instruments

a)Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

		June 30, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	281,887	281,887	306,256	306,256
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(235,973)	(235,973)	(163,972)	(163,972)
Foreign currency forward contracts	Level 2	57	57	575	575

Non-Recurring:
Vessels held for sale (note 16)	Level 2	3,385	3,385	15,374	15,374
Vessel and equipment (note 16)	Level 2	—	—	176,577	176,577

Other:
Long-term debt - public (note 6)	Level 1	(1,069,281)	(990,142)	(1,067,740)	(1,069,204)
Long-term debt - non-public (note 6)	Level 2	(2,028,597)	(2,064,105)	(2,111,210)	(2,136,315)
Due to related parties - current (note 8e)	Level 2	(125,000)	(124,523)	(20,000)	(19,781)
Obligations related to finance leases (note 11c)	Level 2	(57,153)	(59,500)	(21,453)	(23,800)

Vessels held for sale – In March and June 2020, the carrying value of the Navion Bergen shuttle tanker was written down to its estimated fair value, using appraised values, as a result of the expected sale of the vessel (see note 16).

Vessels and equipment – In June 2020, as a result of an adverse change in the condition of the Dampier Spirit FSO, the Partnership determined that the vessel was impaired and classified as held for sale on the Partnership's unaudited consolidated balance sheet as at June 30, 2020 at fair value less costs to sell. The Partnership's unaudited consolidated statements of loss for the three and six months ended June 30, 2020 include a $9.2 million write-down related to this vessel (see note 16).

b)Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality and the grade of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	June 30, 2020	December 31, 2019
			$	$
Direct financing and sales-type leases	Payment activity	Performing	34,439	3,875

4. Segment Reporting

For the three and six months ended June 30, 2020, the Partnership had five (three and six months ended June 30, 2019 - six) reportable segments: floating production, storage and off-loading (or FPSO), shuttle tanker, floating storage and off-take (or FSO), Unit for Maintenance and Safety (or UMS) and towage and offshore installation (or towage). During 2019, the Partnership redelivered its two in-chartered conventional tankers to their owners and ceased operations in the conventional tanker segment.

Adjusted EBITDA is the primary measure used by the Partnership's chief decision-maker and management for evaluating segment performance. Adjusted EBITDA is defined as net loss before interest expense (net), income tax expense, and depreciation and amortization adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes: realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity income. Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted joint ventures and excludes the non-controlling interests' proportionate share of Adjusted EBITDA from the Partnership's consolidated joint ventures. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenue and expenses of its investments in, its equity-accounted for joint ventures. Consequently, the cash flow generated by the Partnership’s investments in equity accounted joint ventures may not be available for use by the Partnership in the period that such cash flows are generated.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Adjusted EBITDA is also used by external users of the Partnership's unaudited consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

The following tables include results for the Partnership’s reportable segments for the periods presented in these unaudited consolidated financial statements.

Three Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues	131,440	138,244	27,747	452	6,580	—	304,463
Voyage expenses	—	(22,890)	(177)	(6)	(4,872)	—	(27,945)
Vessel operating expenses	(69,319)	(31,945)	(10,575)	(902)	(6,652)	—	(119,393)
Time-charter hire expenses	—	(8,377)	—	—	—	—	(8,377)
General and administrative(1)	(10,433)	(4,838)	(702)	(885)	(780)	—	(17,638)
Restructuring recovery (charge)	536	—	(4,817)	—	—	—	(4,281)
Realized loss on foreign currency forward contracts	—	—	—	—	—	(1,813)	(1,813)
Adjusted EBITDA from equity-accounted vessels(2)	21,926	—	—	—	—	—	21,926
Adjusted EBITDA attributable to non-controlling interests	—	(4,112)	(123)	—	—	—	(4,235)
Adjusted EBITDA	74,150	66,082	11,353	(1,341)	(5,724)	(1,813)	142,707

Three Months Ended June 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations	Total
Revenues	127,478	137,050	34,605	431	16,716	3,494	—	319,774
Voyage expenses	—	(21,401)	(205)	(13)	(7,956)	(3,049)	—	(32,624)
Vessel operating expenses	(69,146)	(29,830)	(10,546)	(1,059)	(8,137)	—	—	(118,718)
Time-charter hire expenses	—	(9,963)	—	—	—	(656)	—	(10,619)
General and administrative(1)	(8,782)	(5,159)	(965)	(1,243)	(1,049)	(14)	—	(17,212)
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(1,142)	(1,142)
Adjusted EBITDA from equity-accounted vessels(2)	22,619	—	—	—	—	—	—	22,619
Adjusted EBITDA attributable to non-controlling interests	—	(3,009)	(128)	—	—	—	—	(3,137)
Adjusted EBITDA	72,169	67,688	22,761	(1,884)	(426)	(225)	(1,142)	158,941

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues	247,644	288,247	62,644	899	17,430	—	616,864
Voyage expenses	—	(56,316)	(364)	(23)	(10,012)	—	(66,715)
Vessel operating expenses	(122,507)	(64,471)	(20,569)	(1,888)	(15,290)	—	(224,725)
Time-charter hire expenses	—	(20,852)	—	—	—	—	(20,852)
General and administrative(1)	(20,670)	(10,569)	(1,406)	(2,936)	(1,855)	—	(37,436)
Restructuring charge	(364)	—	(4,817)	—	—	—	(5,181)
Realized loss on foreign currency __forward contracts	—	—	—	—	—	(3,116)	(3,116)
Adjusted EBITDA from equity-__accounted vessels(2)	45,690	—	—	—	—	—	45,690
Adjusted EBITDA attributable to __non-controlling interests	—	(7,783)	(244)	—	—	—	(8,027)
Adjusted EBITDA	149,793	128,256	35,244	(3,948)	(9,727)	(3,116)	296,502

Six Months Ended June 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations	Total
Revenues	264,038	274,387	69,259	2,053	38,702	7,972	—	656,411
Voyage expenses	—	(42,706)	(410)	(28)	(18,569)	(4,977)	—	(66,690)
Vessel operating expenses	(123,072)	(61,837)	(20,677)	(56)	(14,295)	—	—	(219,937)
Time-charter hire expenses	—	(18,753)	—	—	—	(4,319)	—	(23,072)
General and administrative(1)	(17,792)	(9,803)	(1,824)	(2,537)	(2,144)	(104)	—	(34,204)
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(2,317)	(2,317)
Adjusted EBITDA from equity-accounted vessels(2)	43,415	—	—	—	—	—	—	43,415
Adjusted EBITDA attributable to non-controlling interests	—	(6,263)	(252)	—	—	—	—	(6,515)
Adjusted EBITDA	166,589	135,025	46,096	(568)	3,694	(1,428)	(2,317)	347,091

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)Adjusted EBITDA from equity-accounted vessels represents the Partnership's proportionate share of Adjusted EBITDA (as defined above) from its equity-accounted joint ventures.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following table includes reconciliations of Adjusted EBITDA to net loss for the periods presented in these unaudited consolidated financial statements:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Adjusted EBITDA	142,707	158,941	296,502	347,091
Depreciation and amortization(1)	(76,228)	(88,666)	(154,729)	(178,132)
(Write-down) and (loss) gain on sale of vessels(2)	(12,115)	11,756	(168,407)	11,756
Goodwill impairment(3)	—	—	(2,032)	—
Interest expense	(46,172)	(51,443)	(94,641)	(103,857)
Interest income	43	1,253	710	2,323
Realized and unrealized loss on derivative instruments(4)	(13,381)	(39,697)	(103,001)	(69,912)
Foreign currency exchange (loss) gain	(1,044)	1,789	(4,599)	1,221
Other income (expense) - net	145	(1,640)	(183)	(1,994)
Expenses and losses relating to equity accounted investments(5)	(14,586)	(20,231)	(43,494)	(40,141)
Adjusted EBITDA attributable to non-controlling interests	4,235	3,137	8,027	6,515
Loss before income tax expense	(16,396)	(24,801)	(265,847)	(25,130)
Income tax recovery (expense)	234	(3,178)	(4,131)	(5,447)
Net loss	(16,162)	(27,979)	(269,978)	(30,577)
(1)Depreciation and amortization by segment for the three months ended June 30, 2020 is as follows: FPSO $29.0 million, Shuttle Tanker $31.2 million, FSO $10.6 million, UMS $0.7 million and Towage $4.7 million (three months ended June 30, 2019 - FPSO $36.9 million, Shuttle Tanker $34.6 million, FSO $10.4 million, UMS $1.7 million and Towage $5.2 million). Depreciation and amortization by segment for the six months ended June 30, 2020 is as follows: FPSO $61.8 million, Shuttle Tanker $60.1 million, FSO $21.1 million, UMS $1.7 million and Towage $10.0 million (six months ended June 30, 2019 - FPSO $73.7 million, Shuttle Tanker $70.1 million, FSO $20.7 million, UMS $3.3 million and Towage $10.3 million).
(2)(Write-down) and (loss) gain on sale of vessels by segment for the three months ended June 30, 2020 is as follows: Shuttle Tanker ($2.9) million and FSO ($9.2) million (three months ended June 30, 2019 - Shuttle Tanker $0.5 million and FSO $11.2 million). (Write-down) and (loss) gain on sale of vessels by segment for the six months ended June 30, 2020 is as follows: FPSO ($99.8) million, Shuttle Tanker ($30.6) million, FSO ($9.2) million and Towage ($28.8) million (six months ended June 30, 2019 - Shuttle Tanker $0.5 million and FSO $11.2 million) (see note 15).
(3)Goodwill impairment for the six months ended June 30, 2020 relates to the Towage segment (see note 18).
(4)Excludes the realized loss on foreign currency forward contracts.
(5)Includes depreciation and amortization, interest expense, interest income, realized and unrealized loss on derivative instruments, foreign currency exchange loss and income tax expense relating to equity accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted vessels as presented in the tables above as part of the results for the Partnership’s reportable segments and (b) expenses and gains (losses) relating to equity accounted investments from this table equals the amount of equity (loss) income included on the Partnership's unaudited consolidated statements of loss.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2020	December 31, 2019
	$	$
FPSO segment	1,750,132	1,913,420
Shuttle tanker segment	1,885,448	1,778,073
FSO segment	386,974	425,694
UMS segment	100,443	101,009
Towage segment	346,347	390,895
Unallocated:
Cash and cash equivalents and restricted cash	281,887	306,256
Other assets	15,234	7,920
Consolidated total assets	4,766,465	4,923,267

5. Revenues

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contracts of affreightment (or CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. During the six months ended June 30, 2020, the Partnership also generated revenues from the operation of volatile organic compounds (or VOC) systems on six of the Partnership’s shuttle tankers, and from the management of three FPSO units and one FSO unit (six months ended June 30, 2019 - VOC systems on eight of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers) on behalf of the disponent owners or charterers of these assets.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
For a description of these contracts, see Item 18 - Financial Statements: Note 5 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

The following tables contain the Partnership’s revenue for the three and six months ended June 30, 2020 and 2019, by contract type and by segment:

Three Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
FPSO contracts	92,211	—	—	—	—	92,211
CoAs	—	55,557	—	—	—	55,557
Time charters	—	60,104	23,374	—	—	83,478
Bareboat charters	—	6,083	4,237	—	—	10,320
Voyage charters	—	15,230	—	—	6,580	21,810
Management fees and other	39,229	1,270	136	452	—	41,087
	131,440	138,244	27,747	452	6,580	304,463

Three Months Ended June 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
FPSO contracts	97,362	—	—	—	—	—	97,362
CoAs	—	47,713	—	—	—	—	47,713
Time charters	—	74,574	29,973	—	—	—	104,547
Bareboat charters	—	8,941	3,799	—	—	—	12,740
Voyage charters	—	3,731	—	—	16,716	3,494	23,941
Management fees and other	30,116	2,091	833	431	—	—	33,471
	127,478	137,050	34,605	431	16,716	3,494	319,774

Six Months Ended June 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
FPSO contracts	193,143	—	—	—	—	—	193,143
CoAs	—	113,130	—	—	—	—	113,130
Time charters	—	128,872	53,802	—	—	—	182,674
Bareboat charters	—	14,350	7,902	—	—	—	22,252
Voyage charters	—	28,753	—	—	17,430	—	46,183
Management fees and other	54,501	3,142	940	899	—	—	59,482
	247,644	288,247	62,644	899	17,430	—	616,864

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months Ended June 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
FPSO contracts	220,001	—	—	—	—	—	220,001
CoAs	—	95,498	—	—	—	—	95,498
Time charters	—	147,440	59,997	—	—	—	207,437
Bareboat charters	—	17,784	7,714	—	—	—	25,498
Voyage charters	—	9,961	—	—	38,702	7,972	56,635
Management fees and other	44,037	3,704	1,548	2,053	—	—	51,342
	264,038	274,387	69,259	2,053	38,702	7,972	656,411

The following table contains the Partnership’s revenue by lease and non-lease contracts for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Lease revenue
Lease revenue from lease payments of direct financing and __sales type leases	1,128	117	1,858	239
Lease revenue from lease payments of operating leases	249,964	262,044	525,173	554,054
Variable lease payments - cost reimbursements(1)	4,505	3,735	8,134	6,353
Variable lease payments(2)	—	3,691	3,588	5,721
	255,597	269,587	538,753	566,367
Non-lease revenue
Non-lease revenue - related to direct financing or sales type __leases	1,199	—	1,199	—
Voyage charters - towage	6,580	16,716	17,430	38,702
Management fees and other	41,087	33,471	59,482	51,342
	48,866	50,187	78,111	90,044
Total	304,463	319,774	616,864	656,411
(1)Reimbursements for vessel operating expenditures received from the Partnership’s customers relating to costs incurred by the Partnership to operate the vessel for the customer.
(2)Compensation from production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures.
Contract Assets and Liabilities

Certain customer contracts that the Partnership enters into will result in situations where the customer will pay consideration for performance to be provided in the following month or months. These receipts are a contract liability and are presented as deferred revenue until performance is provided. In other cases, the Partnership will provide performance in the month or months prior to it being entitled to invoice for such performance. This results in such receipts being reflected as a contract asset that is presented within other current assets. In addition to these short-term timing differences between the timing of revenue recognition and when the entity’s right to consideration in exchange for goods or services is unconditional, the Partnership has long-term charter arrangements whereby it has received payments that are larger in the early periods of the arrangements and long-term charter arrangements whereby it will receive payments that are larger in the latter periods of the arrangements. The following table presents the contract assets and contract liabilities on the Partnership's consolidated balance sheets associated with these long-term charter arrangements from contracts with customers:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	June 30, 2020	December 31, 2019
	$	$
Contract assets
Current	8,076	3,816
Non-current	60,678	74,830
	68,754	78,646

Contract liabilities
Current	71,529	53,728
Non-current	39,906	84,077
	111,435	137,805

During the three and six months ended June 30, 2020, the Partnership recognized revenue of $11.4 million and $31.1 million, which was included in contract liabilities on December 31, 2019.

6. Long-Term Debt

	June 30, 2020	December 31, 2019
	$	$
U.S. Dollar Revolving Credit Facilities due through 2024	476,400	513,200
U.S. Dollar Term Loans due through 2032	1,326,137	1,357,236
U.S. Dollar Term Loan due through 2021	35,600	42,073
U.S. Dollar Bonds due through 2024	1,075,656	1,075,000
U.S. Dollar Non-Public Bonds due through 2027	227,662	241,145
Total principal	3,141,455	3,228,654
Less debt issuance costs and other	(43,577)	(49,704)
Total debt	3,097,878	3,178,950
Less current portion	(346,173)	(353,238)
Long-term portion	2,751,705	2,825,712

As at June 30, 2020, the Partnership had two revolving credit facilities (December 31, 2019 - two), which, as at such date, provided for total borrowings of up to $476.4 million (December 31, 2019 - $513.2 million), and were fully drawn (December 31, 2019 - fully drawn). The total amount available under the revolving credit facilities reduces by $36.8 million (remainder of 2020), $116.1 million (2021), $61.1 million (2022), $53.6 million (2023) and $208.8 million (2024). One revolving credit facility is guaranteed by the Partnership for all outstanding amounts and contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. The other revolving credit facility is guaranteed by subsidiaries of the Partnership, and contains covenants that require Altera Shuttle Tankers L.L.C. (a wholly-owned subsidiary of the Partnership formed in 2017 to hold the Partnership’s shuttle tanker fleet) to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of Altera Shuttle Tankers L.L.C.'s total consolidated debt and a net debt to total capitalization ratio no greater than 75.0%. The revolving credit facilities are collateralized by first-priority mortgages granted on 17 (December 31, 2019 - 17) of the Partnership’s vessels, together with other related security.

As at June 30, 2020, the Partnership had term loans outstanding secured by seven shuttle tankers (including two shuttle tanker newbuildings, one of which delivered in July 2020), two FSO units, two FPSO units, ten towage and offshore installation vessels, and the Arendal Spirit UMS, which totaled $1.3 billion (December 31, 2019 - secured by seven shuttle tankers (including four shuttle tanker newbuildings), two FSO units, two FPSO units, ten towage and offshore installation vessels, and the Arendal Spirit UMS, which totaled $1.4 billion). The term loans reduce over time with quarterly or semi-annual payments and have varying maturities through 2032. As at June 30, 2020, the Partnership or a subsidiary of the Partnership had guaranteed all of these term loans.

As at June 30, 2020, two of the Partnership’s 50%-owned subsidiaries had one outstanding term loan (December 31, 2019 - one), which totaled $35.6 million (December 31, 2019 - $42.1 million). The term loan reduces over time with quarterly payments and matures in 2021. The term loan is collateralized by first-priority mortgages on the two shuttle tankers to which the loan relates, together with other related security. As at June 30, 2020, a subsidiary of the Partnership guaranteed $17.8 million of the term loan, which represents its 50% share of the outstanding term loan, and the other owner had guaranteed the remaining $17.8 million of the term loan.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $67.5 million of one tranche of the term loan for the towage and offshore installation vessels, which is fixed at 2.93%, and $108.1 million of one tranche of a term loan for two shuttle tankers and two shuttle tanker newbuildings (one of which delivered in July 2020), which is fixed at 4.55%. At June 30, 2020, the margins for variable rate facilities and loans ranged between 0.90% and 4.30% (December 31, 2019 - 0.90% and 4.30%).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The weighted-average interest rate on the Partnership’s variable rate facilities and loans as at June 30, 2020 was 2.8% (December 31, 2019 - 4.3%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9), fixed rate facilities or variable rate bonds.

In June 2020, the Partnership extended the $40.0 million commercial tranche of a credit facility relating to the financing of the Knarr FPSO until June 2023. This extension was a condition for the $390.0 million ECA tranche not to mature in June 2020. The related interest rate swap portfolio was also extended, until June 2022. In relation to the extensions, certain deposit arrangements and reductions in negative mark-to-market values of the interest rate swaps were agreed with the lenders.

In October 2019, the Partnership's wholly-owned subsidiary Altera Shuttle Tankers L.L.C. issued $125.0 million in senior unsecured green bonds in the Norwegian bond market that mature in October 2024. These bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on LIBOR plus a margin of 6.50%. As at June 30, 2020, the carrying amount of the bonds was $125.0 million (December 31, 2019 - $125.0 million).

In July 2018, the Partnership issued, in a U.S. private placement, $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate of 8.50%. The bonds contain certain incurrence-based covenants. As at June 30, 2020, the carrying amount of the bonds was $700.0 million. Brookfield Business Partners L.P. and its institutional investors (or Brookfield) purchased $500.0 million of these bonds and as at June 30, 2020 held $411.3 million of these bonds (December 31, 2019 - $423.6 million) (see note 8e).

In August 2017, the Partnership's wholly-owned subsidiary Altera Shuttle Tankers L.L.C. issued $250.0 million in senior unsecured bonds in the Norwegian bond market that mature in August 2022. These bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are fixed at a rate of 7.125%. As at June 30, 2020, the carrying amount of the bonds was $250.7 million (December 31, 2019 - $250.0 million).

In September 2019, the Partnership issued $120.0 million in senior bonds in a U.S. private placement that mature in September 2027. The interest payments on the bonds are fixed at a rate of 7.107%. The bonds are collateralized by certain related security and are guaranteed by the Partnership. The Partnership makes semi-annual repayments on the bonds and as at June 30, 2020, the carrying amount of the bonds was $112.8 million (December 31, 2019 - $119.0 million).

In February 2015, the Partnership issued $30.0 million in senior bonds in a U.S. private placement that mature in July 2024. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at June 30, 2020, the carrying amount of the bonds was $11.9 million (December 31, 2019 - $13.6 million).

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in January 2024 to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at June 30, 2020, the carrying amount of the bonds was $102.9 million (December 31, 2019 - $108.6 million).

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2020 are $163.6 million (remainder of 2020), $362.2 million (2021), $539.7 million (2022), $1,168.5 million (2023), $453.1 million (2024), and $454.4 million (thereafter).

Certain of the Partnership’s term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if the Partnership is in default or does not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has nine term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 150%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at June 30, 2020, these vessel value covenant ratios were estimated to range from 126% to 487% and the Partnership was in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towage, UMS, FSO or FPSO unit markets could negatively affect these ratios.

Please read Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Cash Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at June 30, 2020, the Partnership was in compliance with all covenants related to the credit facilities and consolidated long-term debt.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
7. Lease Obligations

Charters-in

The Partnership charters in vessels from other vessel owners on time-charter contracts, whereby the vessel owner will provide use of the vessel to the Partnership, as well as operate the vessel for the Partnership. A time-charter contract is typically for a fixed period of time, although in certain cases the Partnership may have the option to extend the charter. The Partnership will typically pay the owner a daily hire rate that is fixed over the duration of the charter. The Partnership is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

The Partnership has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility of similar term.

With respect to time-charter-in contracts with an original term of more than one year, for the three and six months ended June 30, 2020, the Partnership incurred $4.8 million and $9.6 million (June 30, 2019 - $4.7 million and $12.9 million), respectively, of time-charter hire expense related to these time-charter-in contracts, of which $2.9 million and $5.8 million (June 30, 2019 - $2.7 million and $7.6 million), respectively, were allocated to the lease component and $1.9 million and $3.7 million (June 30, 2019 - $2.0 million and $5.3 million), respectively, were allocated to the non-lease component. The $2.9 million and $5.8 million (June 30, 2019 - $2.7 million and $7.6 million) allocated to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the three and six months ended June 30, 2020, respectively. As at June 30, 2020, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in contracts was 3.5 years and 5.29%, respectively (June 30, 2019 - 0.25 years and 5.7%, respectively).

The Partnership has elected to recognize the lease payments of short-term leases in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For the three and six months ended June 30, 2020, the Partnership incurred $3.6 million and $11.3 million (June 30, 2019 - $5.9 million and $10.1 million), respectively, of time-charter hire expense related to time-charter contracts classified as short-term leases.

A maturity analysis of the Partnership’s operating lease liabilities from time-charter-in contracts (excluding short-term leases) as at June 30, 2020 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
As at June 30, 2020	$	$	$
Payments:
July to December 2020	5,889	3,803	9,692
January to December 2021	11,829	7,639	19,468
January to December 2022	11,995	7,746	19,741
January to December 2023	11,225	7,249	18,474
January to December 2024	641	414	1,055
Total payments	41,579	26,851	68,430
Less imputed interest	(3,755)
Carrying value of operating lease liabilities	37,824

As at June 30, 2020, minimum commitments to be incurred by the Partnership under short-term time-charter-in contracts, were approximately $8.8 million (remainder of 2020) and $2.3 million (2021).

Direct Financing and Sales-Type Leases

Leasing of certain VOC equipment is accounted for as a direct financing or sales-type lease. As at June 30, 2020, the minimum lease payments receivable under the Partnership's direct financing and sales-type leases approximated $44.0 million (December 31, 2019 - $4.6 million), including unearned income of $9.5 million (December 31, 2019 - $0.7 million). As at June 30, 2020, future scheduled payments

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
under the direct financing and sales-type leases to be received by the Partnership were approximately $44.0 million, comprised of $3.7 million (remainder of 2020), $7.4 million (2021), $7.4 million (2022), $6.7 million (2023), $6.1 million (2024) and $12.7 million (thereafter).

8. Related Party Transactions and Balances

a)The Partnership provides to and receives from Teekay Corporation and its wholly-owned subsidiaries certain commercial, technical, crew training, strategic, business development and/or administrative services. In addition, the Partnership reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. On May 8, 2019, Brookfield acquired all of Teekay Corporation's remaining interests in the Partnership, including its 49% general partner interest (providing Brookfield with 100% of the general partner ownership interest), 13.8% interest in common units, 17.3 million common unit equivalent warrants and a $25 million loan receivable outstanding (see note 8d). Effective May 8, 2019, Teekay Corporation and its wholly-owned subsidiaries were no longer related parties of the Partnership; however, the Partnership continues to provide to and receive from Teekay Corporation the services described above. Certain administrative services historically provided to the Partnership by Teekay Corporation are in the process of being transferred or have been transferred to the Partnership. The Partnership's related party transactions recognized in the unaudited consolidated statements of loss were as follows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenues(1)	—	14,760	—	42,628
Vessel operating expenses(2)	—	(821)	—	(2,535)
General and administrative(3)	(168)	(3,215)	(385)	(5,862)
Interest expense(4)(5)	(9,347)	(12,226)	(19,327)	(24,691)

(1)Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees for ship management services provided by the Partnership to a subsidiary of Teekay Corporation prior to May 8, 2019.
(2)Includes ship management and crew training services provided by Teekay Corporation prior to May 8, 2019.
(3)Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and for reimbursements to Teekay Corporation for costs incurred on the Partnership’s behalf prior to May 8, 2019 and reimbursements to the general partner for costs incurred on the Partnership’s behalf.
(4)Includes interest expense of $8.6 million and $17.3 million for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $9.7 million and $19.8 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield (see note 8e).
(5)Includes interest expense of $0.7 million and $1.8 million for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $2.5 million and $4.9 million), incurred on the unsecured revolving credit facility provided by Brookfield and Teekay Corporation prior to May 8, 2019 (see note 8d).

b)During the three and six months ended June 30, 2019 - two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

c)At June 30, 2020, the carrying value of amounts due to related parties totaled $125.0 million (December 31, 2019 - $20.0 million). As at June 30, 2020, the amounts due to related parties consisted only of the unsecured revolving credit facility provided by Brookfield (see note 8d).

d)On March 31, 2018, the Partnership entered into a credit agreement for an unsecured revolving credit facility provided by Brookfield and Teekay Corporation, which provides for borrowings of up to $125.0 million ($100.0 million by Brookfield and $25.0 million by Teekay Corporation). On May 8, 2019, Brookfield acquired from Teekay Corporation its $25.0 million receivable of the revolving credit facility. As at June 30, 2020, the credit facility had an undrawn balance of nil (December 31, 2019 - $105.0 million). The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019, with interest payable monthly. Any outstanding principal balances are due on the maturity date. During 2019 the maturity date of the revolving credit facility was extended to October 1, 2020. The revolving credit facility contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. As at June 30, 2020, the Partnership was in compliance with these covenants.

e)On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate 8.50% (see note 6). Brookfield purchased $500.0 million of these bonds, which included an exchange of the Brookfield Promissory Note at its par value of $200.0 million and additionally, the Partnership paid an associated $12.0 million early termination fee to Brookfield. As at June 30, 2020, Brookfield held $411.3 million of these bonds (December 31, 2019 - $423.6 million), which is included in long-term debt on the Partnership's consolidated balance sheets.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
9. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the six months ended June 30, 2020 and 2019 as cash flow hedges.

As at June 30, 2020, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars)	Average Forward Rate(1)	Expected Maturity
				2020	2021
				(in thousands of U.S. Dollars)
Norwegian Krone	638,916	(113)	9.68	40,000	26,000
Euro	4,500	170	0.92	4,883	—
		57		44,883	26,000
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps held during the six months ended June 30, 2020 and 2019 as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

As at June 30, 2020, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps(2)(3)	LIBOR	656,508	(177,598)	7.9	4.0%
U.S. Dollar-denominated interest rate swaps(4)(5)	LIBOR	564,806	(58,375)	4.7	3.1%
		1,221,314	(235,973)
(1)Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2020, ranged between 0.90% and 6.50%.
(2)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.
(3)Includes three interest rate swaps, which as at June 30, 2020, had a total current notional amount of $466.1 million and a total fair value liability of $133.7 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in 2021.
(4)Principal amount reduces quarterly or semi-annually.
(5)Includes one interest rate swap, which as at June 30, 2020, had a current notional amount of $145.3 million and a fair value liability of $31.0 million. This interest rate swap includes an early termination provision, which if exercised, would terminate this interest rate swap in 2021.

During the three and six months ended June 30, 2020, the effective portion of previously designated and qualifying cash flow hedges recorded in accumulated other comprehensive income during the term of the hedging relationship and reclassified to earnings and reported in interest expense was a gain of $0.2 million and $0.4 million, respectively (three and six months ended June 30, 2019 - gain of $0.2 million and $0.3 million, respectively).
As at June 30, 2020, the Partnership had multiple interest rate swaps and foreign currency forward contracts governed by certain master agreements. Each of the master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2020, these derivatives had an aggregate fair value asset amount of $2.1 million and an aggregate fair value liability amount of $166.8 million (December 31, 2019 - an aggregate fair value asset amount of $1.1 million and an aggregate fair value liability amount of $118.2 million).

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at June 30, 2020
Foreign currency contracts	2,136	—	—	(2,079)	—
Interest rate swaps	—	—	(3,502)	(175,920)	(56,551)
	2,136	—	(3,502)	(177,999)	(56,551)

As at December 31, 2019
Foreign currency contracts	1,123	—	—	(548)	—
Interest rate swaps	—	—	(2,342)	(18,408)	(143,222)
	1,123	—	(2,342)	(18,956)	(143,222)

Total realized and unrealized loss on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the unaudited consolidated statements of loss for the three and six months ended June 30, 2020 and 2019 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Realized loss on derivative instruments
Interest rate swaps	(25,871)	(3,472)	(31,642)	(6,444)
Foreign currency forward contracts	(1,813)	(1,142)	(3,116)	(2,317)
	(27,684)	(4,614)	(34,758)	(8,761)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	4,601	(37,655)	(70,840)	(66,625)
Foreign currency forward contracts	7,889	1,430	(519)	3,157
	12,490	(36,225)	(71,359)	(63,468)
Total realized and unrealized loss on derivative instruments	(15,194)	(40,839)	(106,117)	(72,229)

In January 2019, the Partnership settled its outstanding cross currency swaps, in connection with the repayment of certain NOK-denominated bonds, and incurred a realized loss during the six months ended June 30, 2019. Realized and unrealized loss on cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the unaudited consolidated statements of loss for the three and six months ended June 30, 2020 and 2019 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Realized loss	—	—	—	(4,177)
Unrealized gain	—	—	—	4,442
Total realized and unrealized gain on cross currency swaps	—	—	—	265

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
10. Income Tax
The components of the provision for income tax are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Current	(1,465)	(1,397)	(3,601)	(3,096)
Deferred	1,699	(1,781)	(530)	(2,351)
Income tax recovery (expense)	234	(3,178)	(4,131)	(5,447)

11. Commitments and Contingencies

a)In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS. At the time of the transaction, affiliates of Logitel were parties to construction contracts for three UMS newbuildings ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit UMS, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. During December 2017, Logitel Offshore Rig II Pte Ltd., the single-purpose subsidiary relating to the Stavanger Spirit, received a notice of arbitration from COSCO to arbitrate all disputes arising from the cancellation of the construction contract of the Stavanger Spirit UMS and during March 2018, COSCO commenced arbitration against Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. are disputing this claim.

The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.

As at June 30, 2020, the Partnership's subsidiaries have accrued $43.3 million in the aggregate related to the above claims related to Logitel from COSCO.

b)In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57.0 million. The Petrojarl I FPSO unit underwent upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands prior to being moved to the Aibel AS shipyard (or Aibel) in Norway where its upgrades were completed. The FPSO unit commenced operations in May 2018 under a five-year charter contract with Atlanta Field B.V. and a service agreement with Enauta Participações S.A. (formerly Queiroz Galvão Exploração e Produção SA).

During 2017, Damen commenced a formal arbitration with Petrojarl I L.L.C. (a wholly-owned subsidiary of the Partnership) as to the settlement of shipyard costs. During May 2018, the Partnership received a statement of case from Damen claiming $146.8 million for additional costs allegedly incurred by Damen in respect of the work and interest thereon. The Partnership served its defense to these claims on October 31, 2018 disputing the claims brought by Damen and bringing counterclaims against Damen (including a claim for abatement of the contract price) in excess of $110 million. In December 2019, arbitration hearings commenced and are expected to continue through late-2020. As of June 30, 2020, the Partnership had not accrued for any potential liability relating to these claims as the Partnership's best estimate is that the arbitration will not result in a net award which would require an amount to be paid to Damen in excess of amounts already paid as at June 30, 2020.

c)In 2017, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $587.4 million, excluding approximately $16 million of subsidies expected to be received by the Partnership. These newbuilding vessels are being constructed based on the Partnership's new Shuttle Spirit design which incorporates technologies intended to increase fuel efficiency and reduce emissions, including liquefied natural gas (or LNG) propulsion technology. Three vessels have been delivered to the Partnership, the Aurora Spirit, the Rainbow Spirit and the Tide Spirit in January 2020, February 2020 and July 2020, respectively. The remaining newbuilding vessel is

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
scheduled for delivery during later in 2020. These vessels are to provide shuttle tanker services in the North Sea, with the Aurora Spirit commencing operations under the Partnership’s existing master agreement with Equinor ASA (or Equinor) in April 2020, and the Rainbow Spirit commencing operations under the same master agreement in May 2020. The Tide Spirit and the remaining newbuilding vessel are to operate in the North Sea CoA fleet. As at June 30, 2020, gross payments made towards these newbuilding commitments were $404.1 million and the remaining gross payments required to be made are estimated to be $183.3 million (remainder of 2020). In April 2019, the Partnership secured a $413.8 million debt facility, which as at June 30, 2020, provided borrowings of $270.1 million for the newbuilding payments and was fully drawn (see note 6).

In July 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Aframax DP2 shuttle tanker newbuildings, for an estimated aggregate fully built-up cost of $256.4 million, excluding approximately $2 million of subsidies expected to be received by the Partnership. These newbuilding vessels are also being constructed based on the Partnership's new E-shuttle Shuttle Spirit design. Upon delivery in late-2020 through early-2021, these vessels will join the Partnership's CoA portfolio in the North Sea. As at June 30, 2020, gross payments made towards these commitments were $90.8 million and the remaining gross payments required to be made are estimated to be $91.2 million (remainder of 2020) and $74.4 million (2021). In September 2019, the Partnership secured $214.2 million of long-term financing under sale-leaseback transactions, which as at June 30, 2020, provided pre-delivery borrowings of $59.5 million for the newbuilding payments and was fully drawn. The financing is classified as Other current liabilities and Other long-term liabilities on the Partnership's consolidated balance sheet and accrues interest at a fixed rate of 5.5% until the related vessels deliver.

In August 2019, the Partnership entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd., to construct one Suezmax DP2 shuttle tanker newbuilding, for an estimated aggregate fully built-up cost of $127.4 million. Upon delivery in early-2022, the vessel will operate under existing contracts with a group of oil companies on the East Coast of Canada. As at June 30, 2020, gross payments made towards this commitment was $8.2 million and the remaining gross payments required to be made are estimated to be $19.9 million (remainder of 2020), $26.3 million (2021) and $73.0 million (2022). The Partnership expects to secure long-term financing related to this shuttle tanker newbuilding.

d)During 2019, certain entities and individuals, which together claim to have held approximately 5,000,000 of the Partnership’s common units, filed complaints in the United States District Court for the Southern District of New York naming as defendants the Partnership, the general partner, current and former members of the board of directors of the general partner, certain senior management of the Partnership, Brookfield and Brookfield Asset Management Inc. In October 2019, a joint stipulation was filed by the plaintiffs to consolidate the separate complaints. The plaintiffs purported to assert claims on behalf of a class of holders of the Partnership’s common units in relation to Brookfield’s unsolicited non-binding proposal, made in May 2019, pursuant to which Brookfield would acquire all of the Partnership’s issued and outstanding common units that Brookfield did not already own in exchange for $1.05 in cash per common unit. On October 1, 2019, the Partnership entered into an agreement with Brookfield to acquire by merger all of the outstanding publicly held common units not already held by Brookfield in exchange for $1.55 in cash per common unit (or, as an alternative, other equity consideration) and on January 22, 2020, Brookfield completed the merger of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield. (see note 12). On January 28, 2020 the same plaintiffs filed an amended complaint in which the plaintiffs purport to allege further claims in respect of the merger process and the ultimate agreed consideration of $1.55 in cash per common unit or alternative equity consideration.

The complaints allege breaches of the Partnership’s limited partnership agreement and, in the alternative, breaches of an implied covenant of good faith and fair dealing. The complaints seek damages in an unspecified amount and an award to the plaintiffs of their costs and expenses incurred in the action, including their attorneys’ fees. The Partnership believes that there is no merit to these claims and is seeking their dismissal.

e)As at June 30, 2020, the Partnership had a working capital deficit of $437.5 million primarily relating to the scheduled maturities and repayments of $346.2 million of outstanding debt and the settlement of $178.0 million of derivative liabilities during the 12 months ending June 30, 2021, which amounts were classified as current as at June 30, 2020. The Partnership also anticipates making payments related to commitments to fund vessels under construction during 2020 through 2022 of $468.1 million.

The working capital deficit of $437.5 million as at June 30, 2020, has significantly increased from $184.5 million as at December 31, 2019. The increase in the working capital deficit was primarily due to a $159.0 million increase in the current portion of derivative liabilities, due to certain interest rate swaps containing early-termination provisions, which, if exercised, would terminate these interest rate swaps during the 12 months ending June 30, 2021 (see note 9) and a $105.0 million increase in amounts due to related parties consisting only of the unsecured revolving credit facility provided by Brookfield (see note 8d).

Based on these factors, during the one-year period following the issuance of these unaudited consolidated financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. Additional potential sources of financing that the Partnership is actively pursuing, or expects to pursue, during the one-year period following the issuance of these unaudited consolidated financial statements include issuing additional debt under existing facilities and the refinancings or extensions of certain debt facilities and interest rate swaps. Additional potential sources of amounts generated from operations include the extensions and redeployments of existing assets.

The Partnership is actively pursuing the financing initiatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise debt and refinance loan facilities for similar types of vessels and based on the Partnership's assessment of current conditions and estimated future conditions. The Partnership is in various stages of progress on these matters.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Based on the Partnership’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

12. Total Capital and Net Loss Per Common Unit

On January 22, 2020, Brookfield completed its acquisition by merger (or the Merger) of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield (or unaffiliated unitholders) pursuant to an agreement and plan of merger (or the Merger Agreement) among the Partnership, the general partner and certain members of Brookfield. Under the terms of the Merger Agreement, (a) a newly formed subsidiary of Brookfield merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Brookfield and the Partnership's general partner, and (b) common units held by unaffiliated unitholders were converted into the right to receive $1.55 in cash per common unit (or the cash consideration), other than common units held by unaffiliated unitholders who elected to receive the equity consideration (as defined below). As an alternative to receiving the cash consideration, each unaffiliated unitholder had the option to elect to forego the cash consideration and instead receive one of the Partnership's newly designated unlisted Class A Common Units per common unit held immediately prior to the Merger (or the equity consideration). The Class A Common Units are economically equivalent to the Class B Common Units held by Brookfield following the Merger, but have limited voting rights and limited transferability.

At June 30, 2020, Brookfield held 100% of the Class B Common Units, representing 98.7% of the outstanding common units and 100% of the general partner interest. All of the Partnership's Class A Common Units, representing 1.3% of the Partnership’s outstanding common units, were held by entities other than Brookfield and its affiliates. At June 30, 2020, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) and Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units) were held by entities other than Brookfield and its affiliates.

As a result of the Merger, the Limited Partner Common Units, which previously existed, were exchanged for either Class A Common Units or Class B Common Units. The net assets ascribed to the Limited Partner Common Units immediately preceding the Merger were allocated to the Class A Common Units or Class B Common Units based on their proportionate ownership percentages.

As a result of the Merger, each of the Partnership's outstanding warrants (the Warrants) was automatically canceled and ceased to exist. No consideration was delivered in respect thereof. The carrying amount of the Warrants of $132.2 million was allocated on a pro-rata basis to the surviving residual equity interests in the Partnership consisting of the Class A Common Units, the Class B Common Units and the general partner interest.

Pursuant to the terms of the Merger Agreement, the Partnership's outstanding preferred units were unchanged and remain outstanding following the Merger.

Limited Partners' Rights

Significant rights of the Class A Common Unitholders include the following:

•Right to receive distributions of Available Cash (as defined in the Partnership's partnership agreement, and after deducting expenses, including reserves).

•No limited partner has any management power over the Partnership’s business and affairs; the general partner conducts, directs and manages the Partnership's activities.

•The Class A Common Units have no voting rights except as required by the Marshall Islands Limited Partnership Act, but only to the extent that such voting rights under such Act may not be waived.

•No Class A Common Unitholder may sell, assign, convey, pledge, transfer or otherwise dispose of any Class A Common Units other than in connection with a Brookfield Sales Event (as defined in the Partnership's partnership agreement), and any sale, assignment, conveyance, pledge, transfer or other disposition of Class A Common Units in violation of the Partnership's partnership agreement, other than by operation of law (including intestacy), shall be null and void.

Significant rights of the Class B Common Unitholders include the following:

•Right to receive distributions of Available Cash (after deducting expenses, including reserves).

•No limited partner has any management power over the Partnership’s business and affairs; the general partner conducts, directs and manages the Partnership's activities.

•The general partner may be removed if such removal is approved by the Class B Common Unitholders holding at least 66.67% of the outstanding units voting as a single class, including units held by the general partner and its affiliates.

Net Loss Per Common Unit

Limited partners’ interest in net loss per common unit – basic is determined by dividing net loss, after deducting the amount of net loss attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A, B and E Preferred Units by

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
the weighted-average number of common units outstanding during the period. The limited partners' interest in net loss is allocated between the Class A and Class B limited partners' based on their proportionate ownership percentages. The limited partners’ interest in net loss per common unit – basic has been presented on an aggregate basis and includes the Class A limited partners’ interest in net loss per common unit – basic and the Class B limited partners’ interest in net loss per common unit – basic, which, if disaggregated, would not have a material effect. The distributions payable on the preferred units for the three and six months ended June 30, 2020 were $8.0 million and $16.0 million, respectively (three and six months ended June 30, 2019 - $8.0 million and $16.0 million, respectively).

The computation of limited partners’ interest in net loss per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 13) and any warrants. Consequently, the weighted average number of common units outstanding has been increased assuming conversion of the restricted units and exercise of the warrants using the treasury stock method. The computation of limited partners’ interest in net loss per common unit - diluted does not assume the issuance of common units pursuant to the restricted units and any warrants if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders, all restricted units and warrants are anti-dilutive. The limited partners’ interest in net loss per common unit – diluted has been presented on an aggregate basis and includes the Class A limited partners’ interest in net loss per common unit – diluted and the Class B limited partners’ interest in net loss per common unit – diluted, which, if disaggregated, would not have a material effect. As a result of the Merger, all warrants and restricted units which previously vested in the form of common units, ceased to exist.

For the three and six months ended June 30, 2020, no common unit equivalent warrants or restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted. For the three and six months ended June 30, 2019, a total of 72.3 million common unit equivalent warrants and 0.5 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net loss are calculated as if all net loss was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net loss; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business, including, among other things, any accumulated distributions on, or redemptions of, the Series A, Series B and Series E Preferred Units. Unlike available cash, net loss is affected by non-cash items such as depreciation and amortization, unrealized gain or loss on derivative instruments and unrealized foreign currency translation gain and loss.

Incentive Distribution Rights

As a result of the Merger, the general partner's incentive distribution rights, based on the amount of quarterly cash distributions per common unit, were canceled and ceased to exist. For more information on the increasing percentages which were used prior to the Merger to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019. As cash distributions were below $0.35 per common unit during the three and six months ended June 30, 2019, the increasing percentages were not used to calculate the general partner’s interest in net loss for the purposes of the net loss per common unit calculation for the three and six months ended June 30, 2019.

13. Unit-Based Compensation

The Partnership previously granted restricted unit-based compensation awards as incentive-based compensation to certain employees of the Partnership and Teekay Corporation’s subsidiaries that provide services to the Partnership. During the six months ended June 30, 2020, the Partnership did not grant any restricted unit-based compensation. Each restricted unit is equal in value to one of the Partnership’s Class A common units. Each award represents the specified number of the Partnership’s Class A common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless the termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. For the six months ended June 30, 2020, upon vesting, the awards are paid to each grantee in the form of cash. As at June 30, 2020 and December 31, 2019, the Partnership had 2,503,244 and 3,764,261 non-vested restricted units outstanding, respectively.

During the six months ended June 30, 2020, restricted unit-based awards with respect to a total of 1,153,548 common units with a fair value of $1.8 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by paying $1.8 million in cash.

During the six months ended June 30, 2019, restricted unit-based awards with respect to a total of 460,689 common units with a fair value of $1.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 116,282 common units and by paying $0.3 million in cash.

The Partnership recorded unit-based compensation expense of $0.4 million and $0.3 million, during the three months ended June 30, 2020 and 2019, respectively, and $0.9 million and $1.0 million, during the six months ended June 30, 2020 and 2019, respectively, in general and administrative expenses in the Partnership’s unaudited consolidated statements of loss.

As of June 30, 2020 and December 31, 2019, liabilities relating to cash settled restricted unit-based compensation awards of $2.7 million and $2.4 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at June 30, 2020, the Partnership had $1.7 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.0 year.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
14. Investment in Equity Accounted Joint Ventures

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture of the Partnership and Ocyan S.A. (or Ocyan) which vessel was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. Included in the joint venture is a ten-year plus construction period loan facility, which as at June 30, 2020 had an outstanding balance of $557.8 million (December 31, 2019 - $586.5 million). The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due October 2027. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements, with an aggregate notional amount of $509.8 million as at June 30, 2020 (December 31, 2019 - $536.1 million), which amortize quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.52%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Ocyan, which owns the Cidade de Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at June 30, 2020 had an outstanding balance of $89.1 million (December 31, 2019 - $105.9 million). The interest payments of the loan facility are based on LIBOR, plus a margin of 2.45%. The final payment under the loan facility is due October 2021. In addition, the joint venture entered into ten-year and nine-year interest rate swap agreements with an aggregate notional amount of $89.1 million as at June 30, 2020 (December 31, 2019 - $105.9 million), which amortize semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.50%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

As at June 30, 2020 and December 31, 2019, the Partnership had total investments of $218.0 million and $234.6 million, respectively, in equity accounted joint ventures.

15. Restructuring Charge

During the three and six months ended June 30, 2020, the Partnership recognized restructuring charges of $4.3 million and $5.2 million, respectively, mainly relating to estimated severance costs from the expected early contract termination for the Dampier Spirit FSO.

As of June 30, 2020 and December 31, 2019, restructuring liabilities of $5.2 million and nil, respectively, were recognized in accrued liabilities on the consolidated balance sheets.

16. (Write-down) and (Loss) Gain on Sale of Vessels

During the three and six months ended June 30, 2020, the carrying value of the Dampier Spirit FSO unit was written down to its estimated fair value, based on its condition and expected proceeds as a result of the expected sale of the vessel. As a result of an adverse change in condition of the Dampier Spirit FSO, the Partnership determined that the vessel was impaired and classified as held for sale on the Partnership's unaudited consolidated balance sheet as at June 30, 2020 at fair value less costs to sell. The Partnership's unaudited consolidated statements of loss for the three and six months ended June 30, 2020 include a $9.2 million write-down related to this vessel. The write-down is included in the Partnership's FSO segment.

During the three and six months ended June 30, 2020, the carrying value of the Navion Bergen shuttle tanker was written down to its estimated fair value, based on the expected proceeds as a result of the expected sale of the vessel. The vessel is classified as held for sale on the Partnership's unaudited consolidated balance sheet as at June 30, 2020. The Partnership's unaudited consolidated statements of loss for the three and six months ended June 30, 2020 include a $1.7 million write-down related to this vessel. The vessel had previously been written-down during the three months ended March 31, 2020. The Partnership's unaudited consolidated statement of loss for the six months ended June 30, 2020 include a $2.4 million write-down related to the vessel. The write-downs are included in the Partnership's shuttle tanker segment.

During the three and six months ended June 30, 2020, the Partnership sold the HiLoad DP unit for nil proceeds. The unit was classified as held for sale on the Partnership's consolidated balance sheet as at December 31, 2019. The Partnership's unaudited consolidated statements of loss for the three and six months ended June 30, 2020 include a $1.2 million loss related to the sale of this unit. The loss on sale is included in the Partnership's shuttle segment.

During the six months ended June 30, 2020, the carrying value of the Navion Gothenburg shuttle tanker was written down to its estimated fair value, using a discounted cash flow valuation, due to a change in the expected operating plans for the vessel upon the completion of its charter contract and redelivery to the Partnership in July 2020. The Partnership's unaudited consolidated statement of loss for the six months ended June 30, 2020 include a $24.7 million write-down related to this vessel, which is included in a 50%-owned subsidiary of the Partnership. The write-down is included in the Partnership's shuttle tanker segment.

During the six months ended June 30, 2020, the carrying value of the ALP Winger and the ALP Forward towage vessels were written down to their estimated fair values, using a discounted cash flow valuation, due to a change in the expected earnings of the vessels as a result of a decline in crude oil prices during the six months ended June 30, 2020. The Partnership's unaudited consolidated statement of loss for the six months ended June 30, 2020 include a $28.8 million write-down related to these vessels. The write-down is included in the Partnership's towage segment.

During the six months ended June 30, 2020, the carrying value of the Petrojarl I FPSO unit was written down to its estimated fair value, using a discounted cash flow valuation, due to a change in the expected earnings of the unit as a result of a decline in crude oil prices

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
during the six months ended June 30, 2020. The Partnership's unaudited consolidated statement of loss for the six months ended June 30, 2020 include a $67.7 million write-down related to this unit. The write-down is included in the Partnership's FPSO segment.

During the six months ended June 30, 2020, the carrying value of the Petrojarl Varg FPSO unit was written down to its estimated fair value, using a discounted cash flow valuation, as a result of a reassessment of the future redeployment opportunities for the unit. The Partnership's unaudited consolidated statement of loss for the six months ended June 30, 2020 include a $32.0 million write-down related to this unit. The write-down is included in the Partnership's FPSO segment.

During the three and six months ended June 30, 2019, the Partnership sold a 1988-built FSO unit, the Pattani Spirit, for net proceeds of $15.7 million. The Pattani Spirit was classified as held for sale on the Partnership's consolidated balance sheet as at December 31, 2018. The Partnership's unaudited consolidated statements of loss for the three and six months ended June 30, 2019 include a $11.2 million gain related to the sale of this vessel. The gain on sale is included in the Partnership's FSO segment.

During the three and six months ended June 30, 2019, the Partnership sold a 2001-built shuttle tanker, the Nordic Spirit, and a 1998-built shuttle tanker, the Alexita Spirit, for net proceeds of $8.9 million and $8.7 million, respectively. The Nordic Spirit was classified as held for sale on the Partnership's consolidated balance sheet as at December 31, 2018. The Partnership's unaudited consolidated statements of loss for the three and six ended June 30, 2019 include a $1.3 million gain related to the sale of these vessels. The gain on sale is included in the Partnership's shuttle tanker segment.

17. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in these unaudited consolidated financial statements:

	As at June 30,	As at December 31,	As at June 30,	As at December 31,
	2020	2019	2019	2018
	$	$	$	$
Cash and cash equivalents	241,098	199,388	201,567	225,040
Restricted cash(1)	20,789	17,798	8,963	8,540
Restricted cash - long-term(1)	20,000	89,070	—	—
	281,887	306,256	210,530	233,580
(1)Restricted cash as at June 30, 2020 includes funds held as a guarantee for certain operating expenses, funds for scheduled loan facility repayments, withholding taxes and office lease prepayments. Restricted cash - long-term as at June 30, 2020 includes amounts held to service the Knarr FPSO commercial tranche.

Restricted cash as at December 31, 2019 includes funds held as a guarantee for certain operating expenses, funds for scheduled loan facility repayments, withholding taxes and office lease prepayments. Restricted cash - long-term as at December 31, 2019 includes amounts held in escrow for a shuttle tanker newbuilding yard installment payment.

Restricted cash as at June 30, 2019 includes funds held as a guarantee for certain operating expenses, funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.

Restricted cash as at December 31, 2018 includes amounts held in escrow as collateral on the Partnership's cross currency swaps, funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.

18. Goodwill Impairment

In March 2020, the Partnership determined that it was more likely than not that the fair value of the towage reporting unit was less than its carrying amount due to a change in the expected earnings of the towage vessels as a result of a decline in crude oil prices during the three months ended March 31, 2020. The Partnership's unaudited consolidated statement of loss for the six months ended June 30, 2020 includes a goodwill impairment expense of $2.0 million, which is included in the Partnership's towage segment, and the carrying amount of goodwill for the towage segment was nil as at June 30, 2020 (December 31, 2019 - $2.0 million).

19. Subsequent Events

In July 2020, the Partnership was awarded a settlement by an English Court for $12.1 million plus contractual interest, in relation to a daily base hire rate dispute on the Voyageur FPSO. The ruling may be appealed.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
June 30, 2020
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Republic of the Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In January 2020, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) completed the acquisition by merger of all of the outstanding publicly held and listed common units representing our limited partner interests held by parties other than Brookfield (please see "Significant Developments - Completion of Brookfield Acquisition by Merger" below). At June 30, 2020, Brookfield held 98.7% of our outstanding common units and a 100% interest in our general partner Altera Infrastructure GP L.L.C. (or the general partner). The remaining 1.3% of our outstanding common units are held by entities other than Brookfield and its affiliates.

We currently operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation vessels. As at June 30, 2020, our fleet consisted of 31 shuttle tankers (including five newbuildings scheduled for delivery through 2022, one of which delivered in July 2020, two chartered-in vessels, seven FPSO units, five FSO units, ten long-distance towage and offshore installation vessels and one UMS). Our interests in non-chartered-in vessels range from 50% to 100%.

Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Despite the weakness in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities have remained relatively consistent, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties

Global crude oil and gas prices have decreased significantly since mid-2014, and more recently, due to, among other things, the production and pricing dispute between Saudi Arabia and Russia earlier in 2020 and the uncertainty regarding demand created by the COVID-19 pandemic. This has affected the energy and capital markets and may also adversely affect our business, financial condition and operating results. Potential effects of the pandemic include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the medium-to-long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or may engage in vessel or business acquisitions.

SIGNIFICANT DEVELOPMENTS

Contracts

Trion Pre-FEED

In June 2020, we entered into an agreement with BHP to undertake a paid competitive concept study for a newbuild FSO for the Trion field in the Mexican Gulf. The FEED is expected to be awarded around first the quarter of 2021. First oil for the Trion field is expected around 2025.

Randgrid FSO contract extension

In June 2020, Equinor ASA (or Equinor) exercised the first of twelve one-year options to extend the time-charter contract for the Randgrid FSO one year until at least October 2021.

Kraken Field CoA Contract

In June 2020, EnQuest PLC awarded us a 5-year contract of affreightment (CoA) for the Kraken field in the UK North Sea. The vessel requirement is equivalent to half a shuttle tanker.

Dorado Pre-FEED

In May 2020, we entered into a partly paid, competitive pre-FEED with Santos for an FPSO for the Dorado field.

Rosebank Pre-FEED

In April 2020, we entered into a partly paid agreement with Equinor to undertake a concept study for the potential redeployment of the Petrojarl Knarr FPSO on the Rosebank field, West of Shetlands, UK. The study is expected to be completed in August 2020.

Navion Stavanger contract extension

In April 2020, we entered into an amendment with Petróleo Brasileiro S.A. to extend the bareboat charter contract for the shuttle tanker Navion Stavanger by 18 months, until late-2021.

Navion Anglia contract

In April 2020, we entered into a new four-month time-charter contract with Suncor Energy Inc. for the Navion Anglia shuttle tanker, which charter commenced in May 2020, and pursuant to which the vessel is expected to primarily be used for storage.

Voyageur Spirit contract

The Voyageur Spirit FPSO completed its final commercial offloading with Premier Oil at the Huntington UK field at the end of June 2020 and is in the process of being decommissioned.

Petrojarl Knarr contract extension

In March 2020, we entered into a contract amendment with AS Norske Shell, as operator for and on behalf of the Knarr field license partners (the “Operator”), that extends the contract for the lease and operation of the Petrojarl Knarr FPSO unit until at least March 2022.

The amendment reduces the day rate from March 2021 to March 2022 and eliminated the fee payable by the Operator if the contract was not extended, in return for the inclusion of an additional production volume and oil price related tariff. The amendment also terminated the Operator’s purchase option for the FPSO unit and provides for a mutual right to terminate the contract on six months’ notice without payment of a penalty, with such termination not to be effective before March 2022.

Petrojarl Foinaven operations contract

In March 2020, we entered into a seven-year agreement with Britoil Ltd., a subsidiary of BP p.l.c., to directly provide the operations for the Petrojarl Foinaven FPSO unit, that Britoil Ltd. has leased on a long-term bareboat contract from Teekay Corporation, to whom we previously provided similar services. As part of the arrangement with Britoil Ltd, we also entered into two shuttle tanker contracts of affreightment (or CoAs) replacing two existing shuttle tanker time-charter contracts.

Delivery of Shuttle Tanker Newbuildings

In July 2020, we took delivery of the third LNG-fueled Suezmax DP2 shuttle tanker newbuilding, the Tide Spirit. The vessel is constructed based on our E-shuttle design, which incorporates technologies intended to increase fuel efficiency and reduce emissions, using LNG fuel and recovered volatile organic compounds (VOCs) as a secondary fuel, as well as battery packs for flexible power distribution and blackout prevention. The Tide Spirit is expected to commence operations in October 2020.

The shuttle tanker newbuildings delivered in the first quarter, the Aurora Spirit and Rainbow Spirit successfully commenced operations under an existing master agreement with Equior in the North Sea during April 2020 and May 2020, respectively.

The remaining three E-Shuttle newbuildings are expected to be delivered between August 2020 and January 2021, while the East Coast of Canada newbuilding is expected to deliver early-2022.

Sale of Vessels

In May 2020, we sold the HiLoad DP unit for green recycling and recorded a net loss of $1 million on the sale.

In March 2020, we sold the 2008-built Petrojarl Cidade de Rio das Ostras (or Ostras) FPSO unit for green recycling and received total proceeds of approximately $2 million, which was the approximate carrying value of the unit.

In January 2020, we delivered the 1999-built Navion Hispania shuttle tanker to its buyer for green recycling and received total proceeds of approximately $7 million, which was the approximate carrying value of the vessel.

In January 2020, we delivered the 1999-built Stena Sirita shuttle tanker to its buyer for green recycling and received total proceeds of approximately $6 million, which was the approximate carrying value of the vessel.

Financings

In August 2020, we agreed to amend the existing credit agreement for an unsecured revolving credit facility provided by Brookfield to increase the available amount by $75 million to $200 million and extend the maturity from October 1, 2020 to October 31, 2024. The amendment, which was approved by the independent Conflicts Committee of our general partner's Board of Directors, is subject to completion of customary documentation, expected to be completed in August 2020.

In June 2020, we completed the extension of the $40 million commercial tranche related to the financing of the Knarr FPSO until June 2023. This extension was a condition for the $390 million ECA tranche not to mature in June 2020. The related interest rate swap portfolio was extended, until June 2022. In relation to the extensions, certain deposit arrangements and reductions in negative mark-to-market values of the interest rate swaps were agreed with the lenders.

Rebranding Initiative

Effective March 24, 2020, we changed our name to Altera Infrastructure L.P. and the group of entities comprising our affiliates and subsidiaries was rebranded as Altera Infrastructure. Our preferred units, which previously traded on the New York Stock Exchange (“NYSE”) under the ticker symbols “TOO PR A”, “TOO PR B” and “TOO PR E”, now trade on the NYSE under the new ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E”, respectively.

Completion of Brookfield Acquisition by Merger

On January 22, 2020, Brookfield completed its acquisition by merger of all of the outstanding publicly held and listed common units representing our limited partner interests held by parties other than Brookfield pursuant to the agreement and plan of merger among us, our general partner and certain members of Brookfield.

Changes to Board of Directors and Committees

During the first and second quarters of 2020, we announced the following changes to our general partner's Board of Directors and Committees:

•Effective June 17, 2020, Kenneth Hvid, CEO of Teekay Corporation retired from his position as Director of the Altera GP's Board of Directors and committees;
•David L. Lemmon, Director and member of the Audit, Compensation and Conflicts Committees, retired from his positions effective January 23, 2020. Mr. Lemmon was replaced on the Audit Committee by Bill Utt;
•Nelson Silva joined the Board of Directors in March 2020 and was appointed as a member of the Audit and Conflicts Committees;
•Existing directors Jim Reid and Gregory Morrison were appointed as members of the Corporate Governance Committee; and
•The Board of Directors eliminated the Compensation Committee

COVID-19

In the first and second quarters of 2020 we did not experience any material business interruptions or financial impact as a result of the COVID-19 pandemic. We continue to focus on the safety of our operations and have proactive measures in place to protect the health and safety of our crews on our vessels as well as at onshore locations. A majority of our revenues are secured under medium term contracts that should not be materially affected by the short-term volatility in oil prices. The operational environment continues to be challenging and our result of operation may be adversely affected under a prolonged pandemic. We are continuing to closely monitor counterparty risk associated with our vessels under contract and have measures in place to mitigate potential impact on the business.

The extent to which COVID-19 may impact the our results of operations and financial condition, including any possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the future impact cannot be made at this time

Økokrim Investigation

In January 2020, Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) and the local Stavanger police raided Teekay Shipping Norway AS' premises, based on a search warrant related to suspected violations of pollution and export laws in connection with the export of the Navion Britannia shuttle tanker from the Norwegian Continental Shelf in March 2018 and the sale of the vessel for recycling in Alang, India in June 2018. Having reviewed relevant materials together with our advisors, we continue to believe we have acted in accordance with the relevant rules and regulations and deny the alleged violations. We continue to cooperate with authorities in respect of this matter. There are no updates on this case in the second quarter of 2020.

Disputes

In July 2020, an English court ruled in our favor in a contract dispute related to the Voyageur FPSO, and awarded us the full claim of $12 million and contractual interest. The ruling may be appealed.

In June 2020, we were informed that the customer is disputing certain invoiced amounts related to the day rates applied for the decommissioning of the Voyageur FPSO. Contractual discussions for the relevant periods are ongoing.

In May 2020, we were informed that the customer is claiming the shuttle tanker Bossa Nova was off-hire from the end of March 2020 until the vessel was back on rate starting in early July, due to certain specification issues. Contractual discussions relating to the disputed off-hire period of 100 days are ongoing.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2019. In accordance with United States generally accepted accounting principles (or GAAP), we report revenues in our income statements and include voyage expenses among our operating expenses. However, because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance upon time charter equivalent (or TCE) rates, than revenues, the most directly comparable financial measure under GAAP. Accordingly, the discussion of revenues below focuses on net revenues where applicable. In the following discussion we also include the non-GAAP financial measures EBITDA and Adjusted EBITDA. We define these terms and provide reconciliations of these financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP below in “Non-GAAP Financial Measures.”

We manage our business and analyze and report our results of operations on the basis of our five business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment and the towage and offshore installation vessel (or towage) segment. We discuss certain of our consolidated results and certain results for each of our business segments below.

Consolidated Results of Operations

The following table presents certain of our consolidated operating results for the three and six months ended June 30, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages and per unit data)	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
GAAP:
Revenues	304,463	319,774	(4.8)	616,864	656,411	(6.0)
Operating income (loss)	38,486	63,691	(39.6)	(63,213)	146,132	143.3
Net loss	(16,162)	(27,979)	(42.2)	(269,978)	(30,577)	782.9
Limited partners' interest:
Net loss	(23,411)	(35,744)	(34.5)	(272,337)	(46,582)	484.6
Net loss per:
Common unit - basic	(0.06)	(0.09)	(33.3)	(0.66)	(0.11)	500.0
Common unit - diluted	(0.06)	(0.09)	(33.3)	(0.66)	(0.11)	500.0

Non-GAAP:
EBITDA(1)	105,961	114,055	(7.1)	(17,187)	254,536	(106.8)
Adjusted EBITDA(1)	142,707	158,941	(10.2)	296,502	347,091	(14.6)
(1)EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please refer to "Non-GAAP Financial Measures" below for definitions of these measures and for reconciliations of these measures with the most directly comparable financial measures calculated and presented in accordance with GAAP.

Three Months Ended June 30, 2020 compared with the Three Months Ended June 30, 2019

Revenues decreased by $15 million, or 4.8%, primarily due to the termination of the Varg FPSO contract during the second quarter of 2019, a lower utilization in the towage fleet, an expected earlier end of contract for the Dampier Spirit FSO, lower utilization in the shuttle tanker segment and temporary lower uptime for the Petrojarl I FPSO, partly offset by increased revenue for the Foinaven FPSO reflecting a full quarter operating under a new contract with BP.

Operating income decreased by $25 million, or 39.6%, primarily due to a $12 million write-down and loss on sale of vessels during the three months ended June 30, 2020 compared to a gain on sale of vessels of $12 million during the three months ended June 30, 2019, a $9 million decrease in earnings in our operating segments (refer to "Results by Segment" below) and $4 million in restructuring charges for the three months ended June 30, 2020, partially offset by a $12 million decrease in depreciation and amortization expense during the three months ended June 30, 2020 due to write-downs and the sale of certain vessels during 2019.

Net loss decreased by $12 million, or 42.2%, primarily due to a $26 million decrease in realized and unrealized losses during the three months ended June 30, 2020, a $5 million increase in income from our equity accounted investments and a $7 million decrease in our net interest expense and tax expense compared to the three months ended June 30, 2019, partially offset by the $25 million decrease in operating income discussed above.

Adjusted EBITDA decreased by $16 million, or 10.2%, primarily due to decreases in earnings in our FSO and towage segments of $11 million and $5 million, respectively (refer to "Results by Segment" below).

Six Months Ended June 30, 2020 compared with the Six Months Ended June 30, 2019

Revenues decreased by $40 million, or 6.0%, primarily due to lower fleet utilization in the towage segment, the amortization of an in-process revenue contract related to the Piranema Spirit FPSO unit in 2019, the termination of the Varg FPSO contract during the second quarter of 2019, a change in the end of contract assumption for the Dampier Spirit FSO during the six months ended June 30, 2020, the completion of the charter contract of the Ostras FPSO unit in March 2019 and temporary lower uptime for the Petrojarl I FPSO during the six months ended June 30, 2020, partially offset by increased revenue for the Foinaven FPSO reflecting a full quarter operating under the BP contract and an increase in CoA utilization and spot-tanker rates in our shuttle tanker segment during the six months ended June 30, 2020.

Operating income decreased by $209 million, or 143.3%, primarily due to a $168 million write-down and loss on sale of vessels during the six months ended June 30, 2020 compared to a gain on sale of vessels of $12 million during the six months ended June 30, 2019, a $42 million decrease in earnings in our operating segments (refer to "Results by Segment" below) and restructuring charges of $5 million for the six months ended June 30, 2020, partially offset by a $23 million decrease in depreciation and amortization expense during the six months ended June 30, 2020 due to write-downs and the sales of certain vessels during 2019 and 2020.

Net loss increased by $239 million, or 782.9%, primarily due to the decrease of $209 million in operating income discussed above and a $34 million increase in realized and unrealized losses during the six months ended June 30, 2020, partially offset by lower net interest expense of $8 million compared to the six months ended June 30, 2019.

Adjusted EBITDA decreased by $50 million, or 14.6%, primarily due to decreases in earnings in our FPSO, towage, FSO and shuttle segments of $17 million, $13 million, $11 million and $7 million, respectively (refer to "Results by Segment" below).

Results by Segment

Certain results of our five business segments as of June 30, 2020 (six - June 30, 2019) are discussed below:

FPSO Segment

As at June 30, 2020, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Cidade de Itajai and the Pioneiro de Libra FPSO units, of which we own 50% through our joint ventures with Ocyan S.A. The Petrojarl Varg FPSO unit is currently in lay-up. In March 2020, we sold the Ostras FPSO unit for green recycling and received net proceeds of $2 million. We also provide management services for three FPSO units on behalf of the disponent owners or charterers of these units.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate contracts, some of which also include certain incentive compensation or penalties based on the level of oil production, the price of oil and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr FPSO unit operates, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Krone (or NOK), Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses, as significant components of revenues are earned and vessel operating expenses are incurred in these currencies for our FPSO units.

The following table presents certain of the FPSO segment’s operating results for the three and six months ended June 30, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	131,440	127,478	3.1	247,644	264,038	(6.2)
Vessel operating expenses	(69,319)	(69,146)	0.3	(122,507)	(123,072)	(0.5)
General and administrative(1)	(10,433)	(8,782)	18.8	(20,670)	(17,792)	16.2
Restructuring recovery (charge)	536	—	100.0	(364)	—	100.0
Adjusted EBITDA from equity-accounted joint ventures(2)	21,926	22,619	(3.1)	45,690	43,415	5.2
Adjusted EBITDA	74,150	72,169	2.7	149,793	166,589	(10.1)
Depreciation and amortization	29,045	36,882	(21.2)	61,798	73,724	(16.2)
Write-down of vessels	—	—	100.0	(99,801)	—	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.
(2)Adjusted EBITDA from equity-accounted vessels represents our proportionate share of Adjusted EBITDA from equity-accounted vessels. See the discussion under “Other Operating Results” below.

Three Months Ended June 30, 2020 compared with the Three Months Ended June 30, 2019

Revenues. Revenues increased by $4 million for the three months ended June 30, 2020 primarily due to:
•an increase of $18 million due to the Foinaven FPSO operating under its new contract from March 2020;
•an increase of $4 million due to joint venture management fee revenue (offset by an increase in vessel operating expenses of $4 million);
partially offset by
•a decrease of $13 million due to the termination of the Varg FPSO contract during the second quarter of 2019; and
•a decrease of $4 million due to low oil prices and temporary lower uptime for the Petrojarl I FPSO.

Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) increased by $2 million for the three months ended June 30, 2020 primarily due to the net increase in revenue of $4 million described above.

Depreciation and amortization. Depreciation and amortization expense decreased by $8 million for the three months ended June 30, 2020 primarily due to the impairment of two FPSO units during the first quarter of 2020, one FPSO unit during the fourth quarter of 2019 and the Ostras FPSO being fully depreciated during 2019.

Six Months Ended June 30, 2020 compared with the Six Months Ended June 30, 2019

Revenues. Revenues decreased by $16 million for the six months ended June 30, 2020 primarily due to:
•a decrease of $15 million due to the completion of the amortization of an in-process revenue contract related to the Piranema Spirit FPSO unit in 2019;
•a decrease of $13 million due to the termination of the Varg FPSO contract during the second quarter of 2019; and
•a decrease of $7 million due to the completion of the charter contract of the Ostras FPSO unit in March 2019;
partially offset by
•an increase of $18 million due to the Foinaven FPSO operating under a new contract from March 2020.

Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) decreased by $17 million for the six months ended June 30, 2020 primarily due to the net decrease in revenue of $16 million, described above.

Depreciation and amortization. Depreciation and amortization expense decreased by $12 million for the six months ended June 30, 2020 primarily due to the impairment of two FPSO units during the first quarter of 2020, one FPSO unit during the fourth quarter of 2019 and the Ostras FPSO being fully depreciated during 2019.

Write-down of vessels. Write-down of vessels of $100 million for the six months ended June 30, 2020 includes a $68 million write-down of the Petrojarl I FPSO unit due to a change in expected earnings of the unit as a result of a decline in crude oil prices during the six months ended June 30, 2020 and a $32 million write-down of the Petrojarl Varg FPSO unit as a result of a reassessment of the future redeployment opportunities for the unit.

Shuttle Tanker Segment

As at June 30, 2020, our shuttle tanker fleet consisted of 26 vessels that operate under fixed-rate CoAs, time charters and bareboat charters and five shuttle tanker newbuildings which are expected to deliver through early-2022, one of which delivered in July 2020. In May 2020, we sold the HiLoad DP unit for green recycling and recorded a net loss of $1 million on the sale. Of our 31 shuttle tankers, three are owned through 50%-owned subsidiaries and two were chartered-in. The remaining vessels are owned 100% by us. All of our operating shuttle tankers, with the exception of two shuttle tankers that are currently trading as conventional tankers, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market. The strengthening or weakening of the U.S. Dollar relative to the NOK, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses, as significant components of vessel operating expenses are incurred in these currencies for our shuttle tankers.

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines.

The following table presents certain of the shuttle tanker segment’s operating results for the three and six months ended June 30, 2020 and 2019, and compares, among other things, its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2020 and 2019, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	138,244	137,050	0.9	288,247	274,387	5.1
Voyage expenses	(22,890)	(21,401)	7.0	(56,316)	(42,706)	31.9
Net revenues	115,354	115,649	(0.3)	231,931	231,681	0.1
Vessel operating expenses	(31,945)	(29,830)	7.1	(64,471)	(61,837)	4.3
Time-charter hire expenses	(8,377)	(9,963)	(15.9)	(20,852)	(18,753)	11.2
General and administrative(1)	(4,838)	(5,159)	(6.2)	(10,569)	(9,803)	7.8
Adjusted EBITDA attributable to non-controlling interests	(4,112)	(3,009)	36.7	(7,783)	(6,263)	24.3
Adjusted EBITDA	66,082	67,688	(2.4)	128,256	135,025	(5.0)
Depreciation and amortization	31,209	34,586	(9.8)	60,066	70,068	(14.3)
(Write-down) and (loss) gain on sale of vessels	(2,952)	545	(641.7)	(30,673)	545	(5,728.1)
Calendar-Ship-Days
Owned Vessels	2,214	2,328	(4.9)	4,438	4,758	(6.7)
Chartered-in Vessels	161	182	(11.5)	393	362	8.6
Total	2,375	2,510	(5.4)	4,831	5,120	(5.6)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended June 30, 2020 compared with the Three Months Ended June 30, 2019

Net revenues. Net revenues decreased marginally for the three months ended June 30, 2020 primarily due to a $5 million decrease resulting from the redelivery of vessels with ages over 20 years, a $4 million decrease related to one shuttle tanker deemed off-hire by the customer in the quarter and a $2 million decrease related to the Navion Stavanger operating at a lower rate, offset by an increase of $7 million due to increased rates in conventional tanker spot market, a $4 million increase related to the Aurora Spirit and Rainbow Spirit commencing operations under contracts and a $2 million increase related to higher utilization of CoA vessels.

Vessel operating expenses. Vessel operating expenses increased by $2 million for the three months ended June 30, 2020 primarily due to a $3 million increase in crew costs on E-shuttles, partially offset by a decrease of $2 million due to the sales of the Navion Hispania and Stena Sirita in the first quarter 2020 and the Nordic Spirit and Alexita Spirit in the second quarter 2019.

Adjusted EBITDA. Adjusted EBITDA decreased by $2 million for the three months ended June 30, 2020 primarily due to a lack of hire payments related to one shuttle tanker deemed off-hire by the customer in the quarter and changes in vessel operating expenses described above.

Depreciation and amortization. Depreciation and amortization expense decreased by $3 million for the three months ended June 30, 2020 primarily due to three vessels being fully depreciated during 2019, the impairment of one vessel in the first quarter 2020 and the sale of two vessels in January 2020, partially offset by the delivery of the Aurora Spirit and Rainbow Spirit in January 2020 and February 2020, respectively.

(Write-down) and (loss) gain on sale of vessels. (Write-down) and (loss) gain on sale of vessels of $3 million for the three months ended June 30, 2020 includes a $2 million write-down of the Navion Bergen being classified as held for sale as at June 30, 2020 and based on the expected proceeds as a result of the expected sale of the vessel.

The average size of our owned shuttle tanker fleet decreased for the three months ended June 30, 2020 primarily due to sale of the HiLoad DP unit in May 2020, sales of the Navion Hispania and Stena Sirita in January 2020, and the Alexita Spirit and Nordic Spirit during 2019, partially offset by the delivery of the Aurora Spirit and Rainbow Spirit in January 2020 and February 2020, respectively. Five shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at June 30, 2020.

Six Months Ended June 30, 2020 compared with the Six Months Ended June 30, 2019

Net revenues. Net revenues increased marginally for the six months ended June 30, 2020 primarily due to an increase of $10 million as a result of higher rates and utilization of shuttle tankers trading in the conventional tanker spot market, an increase of $4 million related to the Aurora Spirit and Rainbow Spirit commencing operations under contracts during the three months ended June 30, 2020 and a $4 million increase related to higher utilization in the of CoA vessels, offset by a $8 million decrease relating to redeliveries and subsequent sales of certain vessels, a $4 million decrease related to one shuttle tanker deemed off-hire by the customer in the quarter, a $2 million decrease related to the Navion Stavanger operating at a lower rate, a $2 million decrease related to transit costs from the yard for the Aurora Spirit and Rainbow Spirit, and a $2 million decrease related to lower rates on bareboat contracts.

Adjusted EBITDA. Adjusted EBITDA decreased by $7 million for the six months ended June 30, 2020 primarily due to one shuttle tanker deemed off-hire by the customer in the quarter, costs related to the delivery and start up operations of the Aurora Spirit and Rainbow Spirit and an increase in in-chartered shuttle tankers to service the increased CoA days and to trade in the spot-market during the six months ended June 30, 2020.

Depreciation and amortization. Depreciation and amortization expense decreased by $10 million for the six months ended June 30, 2020 primarily due to three vessels being fully depreciated during 2019, the impairment of one vessel in the first quarter of 2020 and the sale of two vessels in January 2020, partially offset by the delivery of the Aurora Spirit and Rainbow Spirit in January 2020 and February 2020, respectively.

(Write-down) and (loss) gain on sale of vessels. (Write-down) and (loss) gain on sale of vessels of $31 million for the six months ended June 30, 2020 includes a $25 million write-down of the Navion Gothenburg as a result of a change in the expected operating plans for the vessel upon the completion of its charter contract and redelivery to us in July 2020, a $4 million write-down of the Navion Bergen classified as held for sale as at June 30, 2020 based on the expected proceeds as a result of the expected sale of the vessel and a $1 million net loss on sale of the HiLoad DP unit sold for green recycling in May 2020.
The average size of our owned shuttle tanker fleet decreased for the three months ended June 30, 2020 primarily due to sale of the HiLoad DP unit in May 2020, sales of the Navion Hispania and Stena Sirita in January 2020, and the Alexita Spirit and Nordic Spirit during 2019, partially offset by the delivery of the Aurora Spirit and Rainbow Spirit in January 2020 and February 2020, respectively. Five shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at June 30, 2020.

FSO Segment

As at June 30, 2020, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in NOK and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the NOK or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents certain of the FSO segment’s operating results for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change	2020	2019	% Change
Revenues	27,747	34,605	(19.8)	62,644	69,259	(9.6)
Voyage expenses	(177)	(205)	(13.7)	(364)	(410)	(11.2)
Vessel operating expenses	(10,575)	(10,546)	0.3	(20,569)	(20,677)	(0.5)
General and administrative(1)	(702)	(965)	(27.3)	(1,406)	(1,824)	(22.9)
Restructuring charge	(4,817)	—	100.0	(4,817)	—	100.0
Adjusted EBITDA attributable to non-controlling interests	(123)	(128)	(3.9)	(244)	(252)	(3.2)
Adjusted EBITDA	11,353	22,761	(50.1)	35,244	46,096	(23.5)
Depreciation and amortization	10,548	10,372	1.7	21,090	20,692	1.9
(Write-down) and gain on sale of vessels	(9,163)	11,213	(181.7)	(9,163)	11,213	(181.7)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended June 30, 2020 compared with the Three Months Ended June 30, 2019

Revenues. Revenues decreased by $7 million for the three months ended June 30, 2020, compared to the same period last year, primarily due to an expected earlier end of contract for the Dampier Spirit FSO.

Adjusted EBITDA. Adjusted EBITDA decreased by $11 million for the three months ended June 30, 2020, compared to the same period last year, primarily due to the decrease in revenue discussed above and a $5 million restructuring charge mainly relating to estimated severance costs from an expected earlier end of contract for the Dampier Spirit FSO.

(Write-down) and gain on sale of vessel. (Write-down) and gain on sale of vessel of $9 million for the three months ended June 30, 2020 relates to the write-down of the Dampier Spirit FSO unit based on its condition and expected proceeds as a result of the expected sale of the vessel. Gain on sale of vessel of $11 million for the three months ended June 30, 2019 relates to the sale of the Pattani Spirit FSO unit for proceeds of $16 million upon the completion of its bareboat charter in April 2019.

Six Months Ended June 30, 2020 compared with the Six Months Ended June 30, 2019

Revenues. Revenues decreased by $7 million for the six months ended June 30, 2020, compared to the same period last year, primarily due to an expected earlier end of contract for the Dampier Spirit FSO.

Adjusted EBITDA. Adjusted EBITDA decreased by $11 million for the six months ended June 30, 2020, compared to the same period last year, primarily due to the decrease in revenue discussed above and a $5 million restructuring charge mainly relating to estimated severance costs from an expected earlier end of contract for the Dampier Spirit FSO.

(Write-down) and gain on sale of vessel. (Write-down) and gain on sale of vessel of $9 million for the six months ended June 30, 2020 relates to the write-down of the Dampier Spirit FSO unit based on its condition and expected proceeds as a result of the expected sale of the vessel. Gain on sale of vessel of $11 million for the six months ended June 30, 2019 relates to the sale of the Pattani Spirit FSO unit for proceeds of $16 million upon the completion of its bareboat charter in April 2019.

UMS Segment

As at June 30, 2020, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The UMS is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather. The Arendal Spirit is currently in lay-up.

The following table presents certain of the UMS segment’s operating results for the three and six months ended June 30, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	452	431	4.9	899	2,053	(56.2)
Voyage expenses	(6)	(13)	(53.8)	(23)	(28)	(17.9)
Vessel operating expenses	(902)	(1,059)	(14.8)	(1,888)	(56)	3,271.4
General and administrative(1)	(885)	(1,243)	(28.8)	(2,936)	(2,537)	15.7
Adjusted EBITDA	(1,341)	(1,884)	28.8	(3,948)	(568)	(595.1)
Depreciation and amortization	695	1,653	(58.0)	1,737	3,306	(47.5)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended June 30, 2020 compared with the Three Months Ended June 30, 2019

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA were generally consistent for the three months ended June 30, 2020, compared to the same period last year.

Six Months Ended June 30, 2020 compared with the Six Months Ended June 30, 2019

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA decreased by $1 million and $3 million, respectively, for the six months ended June 30, 2020, compared to the same period last year, primarily due to a $3 million insurance settlement received during the first quarter of 2019 relating to the gangway replacement of the Arendal Spirit in 2016.
Towage Segment

As at June 30, 2020, our towage fleet consisted of ten long-distance towage and offshore installation vessels. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following table presents certain of our towage segment’s operating results for the three and six months ended June 30, 2020 and 2019, and compares, among other things, its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2020 and 2019, to revenues, the most directly comparable GAAP financial measure, for the same periods:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change	2020	2019	% Change
Revenues	6,580	16,716	(60.6)	17,430	38,702	(55.0)
Voyage expenses	(4,872)	(7,956)	(38.8)	(10,012)	(18,569)	(46.1)
Net revenues	1,708	8,760	(80.5)	7,418	20,133	(63.2)
Vessel operating expenses	(6,652)	(8,137)	(18.2)	(15,290)	(14,295)	7.0
General and administrative(1)	(780)	(1,049)	(25.6)	(1,855)	(2,144)	(13.5)
Adjusted EBITDA	(5,724)	(426)	1,243.7	(9,727)	3,694	(363.3)
Depreciation and amortization	4,731	5,173	(8.5)	10,038	10,342	(2.9)
Write-down of vessels	—	—	—	(28,770)	—	100.0
Goodwill impairment	—	—	—	(2,032)	—	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Three Months Ended June 30, 2020 compared with the Three Months Ended June 30, 2019

Net revenues and Adjusted EBITDA. Net revenues and Adjusted EBITDA decreased by $7 million and $5 million, respectively, for the three months ended June 30, 2020, primarily due to lower day rates and utilization of the towage fleet as a result of decreased demand in the offshore market.

Six Months Ended June 30, 2020 compared with the Six Months Ended June 30, 2019

Net revenues and Adjusted EBITDA. Net revenues and Adjusted EBITDA both decreased by $13 million for the six months ended June 30, 2020, primarily due to lower day rates and utilization of the towage fleet as a result of decreased demand in the offshore market.

Write-down of vessels. Write-down of vessels of $29 million for the six months ended June 30, 2020 includes a $15 million write-down of the ALP Winger and a $14 million write-down of the ALP Forward, as a result of a change in the expected earnings of the vessels as a result of a decline in crude oil prices during the six months ended June 30, 2020.

Goodwill impairment. Goodwill impairment expense of $2 million for the six months ended June 30, 2020 was due to a change in the expected earnings of the towage vessels as a result of a decline in crude oil prices during the six months ended June 30, 2020.

Conventional Tanker Segment

During March and April 2019, respectively, we redelivered our two in-chartered conventional tankers to their owners and ceased operations in this segment.

The following table presents certain of our conventional tanker segment’s operating results for the three and six months ended June 30, 2020 and 2019, and compares, among other things, its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2020 and 2019, to revenues, the most directly comparable GAAP financial measure, for the same periods:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	—	3,494	(100.0)	—	7,972	(100.0)
Voyage expenses	—	(3,049)	(100.0)	—	(4,977)	(100.0)
Net revenues	—	445	(100.0)	—	2,995	(100.0)
Time-charter hire expenses	—	(656)	(100.0)	—	(4,319)	(100.0)
General and administrative(1)	—	(14)	(100.0)	—	(104)	(100.0)
Adjusted EBITDA	—	(225)	(100.0)	—	(1,428)	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net revenues and adjusted EBITDA. Net revenues decreased and adjusted EBITDA increased for the three and six months ended June 30, 2020, compared to the same periods last year, as a result of ceasing operations in this segment during 2019.

Other Operating Results

The following table presents our other operating results for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change	2020	2019	% Change
General and administrative	(17,638)	(17,212)	2.5	(37,436)	(34,204)	9.4
Interest expense	(46,172)	(51,443)	(10.2)	(94,641)	(103,857)	(8.9)
Interest income	43	1,253	(96.6)	710	2,323	(69.4)
Realized and unrealized loss on derivative instruments	(15,194)	(40,839)	(62.8)	(106,117)	(72,229)	46.9
Equity income	7,340	2,388	207.4	2,196	3,274	(32.9)
Foreign currency exchange (loss) gains	(1,044)	1,789	(158.4)	(4,599)	1,221	(476.7)
Other income (expense) - net	145	(1,640)	(108.8)	(183)	(1,994)	(90.8)
Income tax recovery (expense)	234	(3,178)	(107.4)	(4,131)	(5,447)	(24.2)

General and administrative. General and administrative expenses was $18 million and $37 million, respectively, for the three and six months ended June 30, 2020, which is generally consistent with the same periods last year.

Interest expense. Interest expense decreased to $46 million and $95 million, respectively, for the three and six months ended June 30, 2020, compared to $51 million and $104 million, respectively, for the same periods last year, primarily due to lower LIBOR rates on our outstanding debt.

Realized and unrealized loss on derivative instruments. Net realized and unrealized loss on non-designated derivative instruments were $15 million and $106 million, respectively, for the three and six months ended June 30, 2020, compared to $41 million and $72 million for the same periods last year. These totals are mainly comprised of net losses on interest rate swaps of $21 million and $102 million, respectively, for the three and six months ended June 30, 2020, compared to $41 million and $73 million, respectively, for the three and six months ended June 30, 2019 and net gain (losses) on foreign currency forward contracts of $6 million and ($4) million, respectively, for the three and six months ended June 30, 2020, compared to net gains of nil and $1 million, respectively, for the three and six months ended June 30, 2019.

During the three months ended June 30, 2020 and 2019, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.3 billion and $1.4 billion, respectively, and average fixed rates of approximately 3.6% and 3.6%, respectively. Short-term variable benchmark interest rates during the three months ended June 30, 2020 and 2019 were generally 1.4% or less and 2.6% or less, respectively, and as such, we incurred realized losses of $26 million and $3 million during the three months ended June 30, 2020 and 2019, respectively, under the interest rate swap agreements. We also recognized a $42 million decrease in unrealized losses on interest rate swaps due to a lower decrease in long-term LIBOR benchmark rates during the three months ended June 30, 2020, compared to the three months ended June 30, 2019.

During the six months ended June 30, 2020 and 2019, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.3 billion and $1.4 billion, respectively, and average fixed rates of approximately 3.6% and 3.6%, respectively. Short-term variable benchmark interest rates during the three months ended June 30, 2020 and 2019 were generally 1.9% or less and 2.8% or less, respectively, and as such, we incurred realized losses of $32 million and $6 million during the six months ended June 30, 2020 and 2019, respectively, under the interest rate swap agreements. We also recognized a $4 million increase in unrealized losses on interest rate swaps due to a higher decrease in long-term LIBOR benchmark rates during the six months ended June 30, 2020, compared to the six months ended June 30, 2019.

During the three months ended June 30, 2020 and 2019, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in NOK and Euro, which resulted in realized losses of $2 million and $1 million during the three months ended June 30, 2020 and 2019, respectively. We also recognized a $7 million increase during the three months ended June 30, 2020 in the unrealized gains on foreign currency forward contracts mainly due to higher average forward spot rates on foreign currency forward contracts as at June 30, 2020 compared to June 30, 2019.

During the six months ended June 30, 2020 and 2019, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in NOK and Euro, which resulted in realized losses of $3 million and $2 million during the three months ended June 30, 2020 and 2019, respectively. We also recognized a $4 million decrease during the six months ended June 30, 2020 in the unrealized gains on foreign currency forward contracts mainly due to lower average forward spot rates on foreign currency forward contracts as at June 30, 2020 compared to June 30, 2019.

Please see Item 5 - Critical Accounting Estimates: Valuation of Derivative Instruments in our Annual Report on Form 20-F for the year ended December 31, 2019, which explains how our derivative instruments are valued, including significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gains and losses on derivative instruments.

Equity income. Equity income was $7 million for the three months ended June 30, 2020, compared to equity income of $2 million for the same period last year. The increase in equity income was primarily due to a decrease in the unrealized losses on derivative instruments held by the Pioneiro de Libra FPSO equity-accounted joint venture. Equity income was $2 million for the six months ended June 30, 2020, which was generally consistent with the same period last year.

Foreign currency exchange (loss) gains. Foreign currency exchange (loss) gains were ($1) million and ($5) million, respectively, for the three and six months ended June 30, 2020, compared to $2 million and $1 million, respectively, for the same periods last year. Our foreign currency exchange (loss) gain is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and, for the six months ended June 30, 2019, the net realized and unrealized gains on our cross-currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

During the six months ended June 30, 2019, we repaid certain NOK-denominated bonds and settled the related cross currency swaps and, as a result, recorded a realized foreign currency exchange gain and an unrealized foreign currency exchange loss of $4 million, in addition to a $4 million realized foreign currency exchange loss and unrealized foreign currency exchange gain on the associated cross currency swaps.

Income Tax Recovery (Expense). Income tax recovery (expense) was nil and ($4) million, respectively, for the three and six months ended June 30, 2020, compared to ($3) million and ($5) million, respectively, for the same periods last year. The decrease in income tax expense was primarily due to the expected use of tax losses in Norway and Australia.

Non-GAAP Financial Measures

To supplement the condensed consolidated financial statements prepared in accordance with GAAP, we have presented EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. EBITDA and Adjusted EBITDA are intended to provide additional information and should not be considered substitutes for net loss or other measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by our management, and we believe that these supplementary metrics assist investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

EBITDA represents net loss before interest expense (net), income tax expense or recoveries, and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as our management, in assessing performance, views these gains or losses as an element of interest expense, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments and equity income. Adjusted EBITDA is further adjusted to include our proportionate share of Adjusted EBITDA from our equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the Adjusted EBITDA from our consolidated joint ventures. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our investments in equity-accounted joint ventures. Consequently, the income generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such income is generated.

The following table reconciles EBITDA and Adjusted EBITDA to net loss for the three and six months ended June 30, 2020 and 2019:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss	(16,162)	(27,979)	(269,978)	(30,577)
Depreciation and amortization	76,228	88,666	154,729	178,132
Interest expense, net of interest income	46,129	50,190	93,931	101,534
Income tax (recovery) expense	(234)	3,178	4,131	5,447
EBITDA	105,961	114,055	(17,187)	254,536
Write-down and loss (gain) on sale of vessels	12,115	(11,756)	168,407	(11,756)
Goodwill impairment	—	—	2,032	—
Realized and unrealized loss on derivative instruments	15,194	40,839	106,117	72,229
Equity income	(7,340)	(2,388)	(2,196)	(3,274)
Foreign currency exchange loss (gain)	1,044	(1,789)	4,599	(1,221)
Other (income) expense - net	(145)	1,640	183	1,994
Realized loss on foreign currency forward contracts	(1,813)	(1,142)	(3,116)	(2,317)
Adjusted EBITDA from equity-accounted vessels(1)	21,926	22,619	45,690	43,415
Adjusted EBITDA attributable to non-controlling interests(2)	(4,235)	(3,137)	(8,027)	(6,515)
Adjusted EBITDA	142,707	158,941	296,502	347,091

(1)Adjusted EBITDA from equity-accounted vessels, which is a non-GAAP financial measure and should not be considered as an alternative to equity income or any other measure of financial performance presented in accordance with GAAP, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted vessels. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted vessels is summarized in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Equity income	7,340	2,388	2,196	3,273
Depreciation and amortization	8,771	8,146	16,609	16,732
Net interest expense	3,098	5,302	6,932	11,342
Income tax expense (recovery)	1	(33)	133	119
EBITDA	19,210	15,803	25,870	31,466
Add (subtract) specific income statement items affecting EBITDA:
Realized and unrealized loss on derivative instruments	2,099	6,979	17,177	12,111
Foreign currency exchange loss (gain)	617	(163)	2,643	(162)
Adjusted EBITDA from equity-accounted vessels	21,926	22,619	45,690	43,415

(2)Adjusted EBITDA attributable to non-controlling interests, which is a non-GAAP financial measure and should not be considered as an alternative to non-controlling interests in net loss or any other measure of financial performance presented in accordance with GAAP, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA attributable to non-controlling interests is summarized in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net loss attributable to non-controlling interests	(610)	1	(11,635)	286
Depreciation and amortization	1,825	2,749	3,832	5,433
Interest expense, net of interest income	246	381	529	793
EBITDA attributable to non-controlling interest	1,461	3,131	(7,274)	6,512
Add (subtract) specific income statement items affecting EBITDA:
Write-down and loss on sale of vessels	2,832	—	15,224	—
Foreign currency exchange (gain) loss	(58)	6	77	3
Adjusted EBITDA attributable to non-controlling interests	4,235	3,137	8,027	6,515

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years. Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Our operating cash flows prior to changes in non-cash working capital items relating to operating activities have remained relatively consistent, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels.

As at June 30, 2020, our total consolidated cash and cash equivalents were $241 million, compared to $199 million as at December 31, 2019. Our total liquidity, defined as cash, cash equivalents and undrawn revolving credit facilities, was $241 million as at June 30, 2020, compared to $304 million as at December 31, 2019.

As at June 30, 2020, we had a working capital deficit of $437 million, compared to a working capital deficit of $184 million at December 31, 2019. Please refer to Item 1 – Financial Statements: Note 11e – Commitments and Contingencies. Accounts payable and accrued liabilities increased mainly due to the timing of vendor payments. The current portion of deferred revenue increased mainly due to a contract amendment and reassessment of the contract period for the Petrojarl Knarr FPSO unit. The current portion of due to related parties increased by $105.0 million due to a draw down on the unsecured revolving credit facility provided by Brookfield. The current portion of derivative liabilities increased due to the timing of early termination provisions related to four interest rate swaps. The current portion of long-term debt decreased mainly due to the refinancing of the Knarr debt facility, partially offset by the timing of debt repayments during the six months ended June 30, 2020.

Our primary liquidity needs for the next twelve months are to pay existing committed capital expenditures, to make scheduled repayments of debt and related interest rate swaps, to pay debt service costs, to make quarterly distributions on outstanding preferred units, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit. As at June 30, 2020, our total future contractual obligations for vessels and newbuildings were estimated to be $468 million, consisting of $294 million (remainder of 2020), $101 million (2021) and $73 million (2022) related to five shuttle tanker newbuilding vessels, one of which delivered in July 2020. In April 2019, we secured a $414 million debt facility, which as at June 30, 2020, provided borrowings of $270 million for the newbuilding payments related to four vessels and was fully drawn. In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions, which as at June 30, 2020, provided borrowings of $60 million for the newbuilding payments related to the two vessels and was fully drawn. We expect to secure long-term financing related to the remaining newbuilding vessel. In August 2020, we agreed to amend the existing unsecured revolving credit facility with Brookfield, to increase the amount of the credit facility from $125 million to $200 million and extend its term from October 1, 2020 to October 31, 2024. The amendment, which was approved by the independent conflicts committee of our general partner's Board of Directors, is subject to completion of customary documentation, expected to be completed in August.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our June 30, 2020 consolidated financial statements, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our liquidity needs and our minimum liquidity requirements under financial covenants in our credit facilities. Additional potential sources of financing include issuing additional debt under existing facilities, refinancings or extensions of certain debt facilities and interest rate swaps and extensions and redeployments of existing assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise debt and refinance loan facilities for similar types of vessels. We are in various stages of completion on these matters.

Our term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. Certain of our term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Should we not meet these financial covenants or should we breach other covenants or DSCR requirements and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the term loans, thus having an impact on our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. DSCR breaches can be remedied with cash cures by placing funds in escrow. We have nine term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 150%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at June 30, 2020, these vessel value covenant ratios were estimated to range from 126% to 487% and we were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towage, UMS, FSO unit or FPSO unit markets could negatively affect these ratios. As at June 30, 2020, we were in compliance with all covenants relating to the credit facilities and consolidated long-term debt.

The COVID-19 pandemic, which has been declared a global emergency by the World Health Organization, could adversely impact the operations of us and of our customers and, suppliers and has materially adversely affected the global economy, including the worldwide demand for crude oil and the level of demand for the types of services we offer. We expect that this pandemic could result in direct and indirect adverse effects on our industry and on our business, financial condition and operating results. Our business involves the ownership and operation of critical infrastructure assets in offshore oil regions and any significant decrease in demand for crude oil could adversely affect demand for our vessels and the types of services we offer. Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years, and therefore we do not expect any significant near-term impact on our liquidity, except for a decline in activity in the towage market. Additionally, we are actively pursuing additional steps to preserve liquidity and our financial flexibility, which includes the completion of the financing initiatives described above. However, a continuation of the pandemic may result in reduced cash flow and financial condition, including potential liquidity constraints and potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets. Although disruption and effects from the COVID-19 pandemic may be temporary, a continued decrease in worldwide demand for crude oil and demand for the types of services we offer may adversely affect our business, financial condition and operating results, particularly in relation to voyage charters priced at spot market rates.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Six months ended June 30,
	2020	2019
Net cash flow from operating activities	158,552	187,246
Net cash flow from (used for) financing activities	31,176	(126,964)
Net cash flow used for investing activities	(214,097)	(83,332)

Operating Cash Flows

Net cash flow from operating activities decreased to $159 million for the six months ended June 30, 2020, compared to $187 million for the same period last year, primarily due to changes in non-cash working capital items which contributed $8 million for the six months ended June 30, 2020, compared to a contribution of $30 million for the six months ended June 30, 2019. The decrease in non-cash working capital items for the six months ended June 30, 2020, compared to the same period last year is primarily due to the timing of payments received from customers, partially offset by the timing of payments made to vendors.

Net cash flow from operating activities also decreased for the six months ended June 30, 2020, compared to the same period last year due to:
•the completion of the charter contract of the Ostras FPSO unit in March 2019;
•costs related to the delivery and operations of the Aurora Spirit and Rainbow Spirit shuttle tankers during the first quarter of 2020;
•lower utilization of our towage fleet as a result of decreased demand in the offshore market;
•an insurance settlement received during the six months ended June 30, 2019, relating to the gangway replacement of the Arendal Spirit UMS in 2016; and
•an increase in realized losses on interest rate swaps;
partially offset by
•a decrease in interest paid on long-term debt facilities;
•an increase in rates on conventional tanker spot market; and
•the commencement of the Aurora Spirit and Rainbow Spirit shuttle tankers charter contracts,

For a further discussion of changes in income statement items described above for our five reportable segments, please read “Results of Operations”.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $71 million for the six months ended June 30, 2020, and $135 million for the same period last year.

Net proceeds from the issuance of long-term debt of $71 million for the six months ended June 30, 2020 related to the drawdown of an existing debt facility. These proceeds were used to fund installment payments on the shuttle tanker newbuildings.

Net proceeds from the issuance of long-term debt of $135 million for the six months ended June 30, 2019 related to the refinancing of three debt facilities and the drawdown of an existing debt facility. These proceeds were used primarily to fund installment payments on the shuttle tanker newbuilding vessels and to fund working capital requirements.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $160 million for the six months ended June 30, 2020, compared to $169 million for the same period last year. The decrease in repayments is mainly due to repayments associated with the maturity of our NOK-denominated bonds and one debt facility during the six months ended June 30, 2019.

In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions for two of our shuttle tanker newbuildings, which as at June 30, 2020, provided pre-delivery borrowings of $60 million. During the six months ended June 30, 2020, we drew down $60 million related to this financing (six months ended June 30, 2019 - nil).

In March 2018, we entered into a credit agreement for an unsecured revolving credit facility, which as at June 30, 2020, provides for borrowings of up to $125 million. During the six months ended June 30, 2020, we drew down the remaining $105 million related to this credit facility (six months ended June 30, 2019 - nil). These proceeds were used primarily to fund working capital requirements. During the six months ended June 30, 2019, we prepaid $75 million related to this facility.

Cash distributions paid to our preferred unitholders were $16 million for each of the six months ended June 30, 2020 and 2019.

Investing Cash Flows

During the six months ended June 30, 2020, net cash flow used for investing activities was $214 million, primarily relating to $233 million of installment payments on the shuttle tanker newbuildings, partially offset by $15 million of proceeds from the sales of the Navion Hispania and Stena Sirita shuttle tankers and Ostras FPSO unit, and $6 million of cash acquired during the acquisition of one company.

During the six months ended June 30, 2019, net cash flow used for investing activities was $83 million, primarily relating to $113 million of installment payments on the shuttle tanker newbuilding vessels, partially offset by $33 million of proceeds from the sales of the Pattani Spirit FSO and Alexita Spirit and Nordic Spirit shuttle tankers.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2020:

		Balance
		of					Beyond
	Total	2020	2021	2022	2023	2024	2024
	(in millions of U.S. Dollars)
Bond repayments(1)	1,075	—	—	250	700	125	—
Secured debt - scheduled repayments(1)	1,341	164	289	223	194	146	325
Secured debt - repayments on maturity(1)	725	—	73	66	275	182	129
Unsecured revolving credit facility - due to related _parties(1)	125	125	—	—	—	—	—
Obligations related to finance leases(1)	58	1	3	3	3	3	45
Chartered-in vessels (operating leases)	68	10	19	20	18	1	—
Office leases	16	1	3	3	3	2	4
Newbuilding committed costs(2)	468	294	101	73	—	—	—
Total contractual obligations	3,876	595	488	638	1,193	459	503
(1)Our interest-bearing obligations include bonds, commercial bank debt, an unsecured revolving credit facility provided by Brookfield and obligations related to finance leases. Please refer to Item 1 – Financial Statements: Note 6 – Long-Term Debt, Item 1 – Financial Statements: Note 8 – Related Party Transactions and Balances and Item 1 – Financial Statements: Note 11 – Commitments and Contingencies for the terms upon which future interest payments are determined as well as Item 1 – Financial Statements - Note 9 Derivative Instruments and Hedging Activities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.
(2)Consists of the estimated remaining payments for the acquisition of five shuttle tanker newbuildings, one of which delivered in July 2020. Please refer to Item 1 – Financial Statements: Note 11c – Commitments and Contingencies.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2019 and Part 1, Item 1 - Financial Statements: Note 2 - Accounting Pronouncements in this Report on Form 6-K for the three and six months ended June 30, 2020.

Goodwill

At December 31, 2019, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at March 31, 2020, we believed that the goodwill attributable to the towage reporting unit was impaired. The carrying amount of goodwill for the towage segment as at June 30, 2020 is nil (December 31, 2019 - $2.0 million). For further description, please read Part 1, Item 1 - Financial Statements: Note 18 - Goodwill Impairment in this Report on Form 6-K for the period ended June 30, 2020. Please also read Part 1, Item 5 - Critical Accounting Estimates in our Annual Report on Form 20-F for the year ended December 31, 2019.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our future growth prospects, business strategy and other plans and objectives for future operations;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to refinance existing debt obligations and interest rate swaps, to raise additional debt, to fund capital expenditures, to pursue growth projects and to negotiate extensions or redeployments of existing assets;
•the outcome and cost of claims and potential claims against us;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers, including the effect of lower oil prices to motivate charterers to use existing FPSO units on new projects;
•the expected lifespan and estimated sales price or scrap value of our vessels;
•acquisitions from third parties and obtaining offshore projects, that we bid on or may be awarded;
•certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including the shuttle tanker newbuildings;
•expected sales of vessels and related expected sales proceeds;
•the expected employment of the shuttle tanker newbuildings under our existing master agreement with Equinor and the expected required capacity in our CoA fleet in the North Sea;
•our entering into joint ventures or partnerships with companies;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the valuation of goodwill and potential vessel impairment;
•our compliance or ability to comply with covenants under our credit facilities;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange, interest rate and spot market risks;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, Brazilian Real and British Pound;
•the extent of the disruption to or adverse impact on our business, operating results and financial condition as a result of the COVID-19 pandemic;
•the expected substance and timing of our proposed amendment of our revolving credit facility with Brookfield; and
•our ability to make cash distributions on our units.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for oil and offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel recycling; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our business strategies; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; failure to effect sales of vessels at expected prices, if at all; potential charter extensions of in-chartered vessels; our potential inability to fund our liquidity needs for the upcoming one-year period, to raise financing to refinance debt and interest rate swap maturities, fund existing projects (including long-term debt financing for our shuttle tanker newbuildings) or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partner and required by any financing agreements; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; completion of documentation relating to our credit facility with Brookfield; the duration and scope of the COVID-19 pandemic; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
June 30, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies: Parts a), b) and d) for a description of certain potential claims and claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor discussed in Part I, Item 3 - Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2019 and our Report on Form 6-K covering the quarter ended March 31, 2020 (filed with the SEC on May 6, 2020), which could materially affect our business, financial condition or results of operations and the price and value of our securities.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•REGISTRATION STATEMENT ON FORM F-3 (NO. 333-221745) FILED WITH THE SEC ON NOVEMBER 24, 2017, AS AMENDED ON DECEMBER 28, 2017, JANUARY 5, 2018 AND JANUARY 23, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	Altera Infrastructure GP L.L.C., its general partner

Date: August 6, 2020	By:	/s/ Edith Robinson
Edith Robinson Secretary